Exhibit 99.1

Report to Shareholders for the Third Quarter, 2023 www.cibc.com August 31, 2023
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the third quarter ended July 31, 2023.
Third quarter highlights

	Q3/23	Q3/22	Q2/23	YoY Variance	QoQ Variance
Revenue	$5,850 million	$5,571 million	$5,702 million	+5%	+3%
Reported Net Income	$1,430 million	$1,666 million	$1,688 million	-14%	-15%
Adjusted Net Income (1)	$1,473 million	$1,724 million	$1,627 million	-15%	-9%
Adjusted pre-provision, pre-tax earnings (1)	$2,600 million	$2,465 million	$2,475 million	+5%	+5%
Reported Diluted Earnings Per Share (EPS) (2)	$1.47	$1.78	$1.76	-17%	-16%
Adjusted Diluted EPS (1)(2)	$1.52	$1.85	$1.70	-18%	-11%
Reported Return on Common Shareholders’ Equity (ROE) (3)	11.6%	14.6%	14.5%
Adjusted ROE (1)	11.9%	15.1%	13.9%
Common Equity Tier 1 (CET1) Ratio (4)	12.2%	11.8%	11.9%
Results for the third quarter of 2023 were affected by the following items of note aggregating to a negative impact of $0.05 per share:
•	$34 million ($25 million after-tax) commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget (Canadian Personal and Business Banking); and
•	$23 million ($18 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 12.2% at July 31, 2023, compared with 11.9% at the end of the prior quarter. CIBC’s leverage ratio
(4)(5)
and liquidity coverage ratio
(4)
at July 31, 2023 were 4.2% and 131%, respectively.
We delivered solid financial results in the third quarter despite a more challenging economic environment. The continued momentum in our core business performance reflects our disciplined approach to resource allocation and execution of our client-focused strategy. We continue to realize the benefits of our recent investments in technology and talent, enabling our team to do more to help our clients achieve their ambitions.
Core business performance
Canadian Personal and Business Banking
reported net income of $497 million for the third quarter, down $98 million or 16% from the third quarter a year ago, primarily due to a higher provision for credit losses and lower card fees, including from the commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note, partially offset by higher revenue mainly driven by higher net interest margin and volume growth, and lower non-interest
expenses due to lower spending on strategic initiatives. Adjusted pre-provision,
pre-tax
earnings
(1)
were $1,150 million, up $85 million from the third quarter a year ago, from higher revenue partially offset by higher adjusted
(1)
non-interest expenses mainly due to higher spending on strategic initiatives and employee-related costs.
Canadian Commercial Banking and Wealth Management
reported net income of $467 million for the third quarter, down $17 million or 4% from the third quarter a year ago, primarily due to a higher provision for credit losses, partially offset by higher revenue. Higher revenue was primarily due to volume growth and higher deposit margins in commercial banking and higher fee-based revenue from market appreciation in wealth management, partially offset by lower revenue in wealth management primarily due to lower deposit volumes and commission revenue from decreased client activity. Expenses increased primarily due to higher spending on strategic initiatives, partially offset by lower employee-related and performance-based compensation as a result of lower wealth management revenue. Adjusted pre-provision, pre-tax earnings
(1)
were $676 million, up $8 million from the third quarter a year ago, primarily due to higher revenue in commercial banking partially offset by lower wealth management revenue and higher expenses.

(1)
This measure is a
non-GAAP
measure. For additional information, see the
“Non-GAAP
measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 9 to 13; and adjusted pre-provision,
pre-tax
earnings on page 14.

(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this CEO message reflect the Share Split.
(3)	For additional information on the composition, see the “Glossary” section.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The July 31, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(5)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

U.S. Commercial Banking and Wealth Management
reported net income of $73 million (US$55 million) for the third quarter, down $120 million (US$97 million or 64%) from the third quarter a year ago, primarily due to a higher provision for credit losses, lower fee income and higher employee-related costs, partially offset by higher revenue primarily driven by higher net interest margin and loan volume growth, and the impact of foreign currency translation. Adjusted pre-provision,
pre-tax
earnings
(1)
were $334 million (US$251 million), up $47 million (US$26 million) from the third quarter a year ago, due to higher revenue, partially offset by higher expenses.
Capital Markets
reported net income of $494 million for the third quarter, up $47 million or 11% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest
expenses and a provision for credit losses in the current quarter compared with a provision reversal in the same quarter last year. Higher revenue from our global markets and direct financial services businesses was partially offset by lower investment portfolio gains. Expenses were up due to higher performance-based and employee-related compensation, and investments in our businesses. Adjusted pre-provision, pre-tax earnings
(1)
were up $76 million or 13% from the third quarter a year ago due to higher revenue offset by higher expenses.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:
•
Announced a $1.0 million donation to Trillium Health Partners Foundation in support of their Institute for Better Health. This investment will help advance research to improve equity in patient care through a better understanding of health disparities in the community, with a focus on cancer screening;

•
Were the proud official partner of the 27th edition of the Tour CIBC Charles-Bruneau, an annual event that raises funds and brings awareness to children living with pediatric cancer in Quebec. Team CIBC raised over $1.1 million, and the event overall raised $3.5 million; and

•
Supported communities affected by the wildfires in Nova Scotia and Alberta by donating $110,000 to local organizations through the CIBC Foundation’s Emergency Relief Funds and by making available financial relief, advice and support to affected clients.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC THIRD QUARTER 2023

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2022 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2023
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2022 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	54–57		76–78	104

	3	Top and emerging risks	30–32			55

	4	Key future regulatory ratio requirements	26–27, 43–45	78	10, 17	40, 43, 78, 79, 170–171

Risk governance, risk management and business model	5	Risk management structure				48, 49
	6	Risk culture and appetite				47, 50, 52
	7	Risks arising from business activities	33			53, 58
	8	Bank-wide stress testing	36			35–36, 54, 62, 67 74, 76
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	25–26	78		35–36, 170–171
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			9–12	40
	11	Regulatory capital flow statement			13	41
	12	Capital management and planning				43, 170–171
	13	Business activities and risk-weighted assets	33		4–5	42, 58
	14	Risk-weighted assets and capital requirements			4–5	38, 42
	15	Credit risk by major portfolios			29–40	60–65
	16	Risk-weighted assets flow statement			4–5, 6	42

	17	Back-testing of models			74, 75	54, 62, 72
Liquidity	18	Liquid assets	42			77
Funding	19	Encumbered assets	43			77

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	47–48			81

	21	Funding strategy and sources	46			80
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	39			71

	23	Significant trading and non-trading market risk factors	40–41			71–75

	24	Model assumptions, limitations and validation procedures				71–75

	25	Stress testing and scenario analysis				35, 74
Credit risk	26	Analysis of credit risk exposures	34–38		7–8, 69–73	63–69, 143–150, 189

	27	Impaired loan and forbearance techniques	34, 37			60, 68, 88, 123

	28	Reconciliation of impaired loans and the allowance for credit losses	37	71		68, 144

	29	Counterparty credit risk arising from derivatives	37		73, 35 (1)	60, 64, 159–160

	30	Credit risk mitigation	34		21, 57, 73	60, 159–160
Other risks	31	Other risks	48			82–86

	32	Discussion of publicly known risk events		80		82, 182
(1)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2023	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2023 compared with corresponding periods. The MD&A should be read in conjunction with our 2022 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 30, 2023. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.ca and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 51 to 57.

Contents

2	Third quarter financial highlights

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

15	Strategic business units overview
15	Canadian Personal and Business Banking
17	Canadian Commercial Banking and Wealth Management
19	U.S. Commercial Banking and Wealth Management
21	Capital Markets
22	Corporate and Other

24	Financial condition
24	Review of condensed consolidated balance sheet

25	Capital management
29	Off-balance sheet arrangements

30	Management of risk
30	Risk overview
30	Top and emerging risks
34	Credit risk
39	Market risk
42	Liquidity risk
48	Other risks

49	Accounting and control matters
49	Critical accounting policies and estimates
49	Accounting developments
49	Other regulatory developments
50	Controls and procedures
50	Related-party transactions

51	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero
emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the impact of
COVID-19,
and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2023	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
	Financial results ($ millions)
	Net interest income	$3,236	$3,187	$3,236	$9,628	$9,456
	Non-interest income	2,614	2,515	2,335	7,851	6,989
	Total revenue	5,850	5,702	5,571	17,479	16,445
	Provision for credit losses	736	438	243	1,469	621
	Non-interest expenses	3,307	3,140	3,183	10,909	9,320
	Income before income taxes	1,807	2,124	2,145	5,101	6,504
	Income taxes	377	436	479	1, 551	1,446
	Net income	$1,430	$1,688	$1,666	$3,550	$5,058
	Net income attributable to non-controlling interests	$10	$11	$6	$30	$16
	Preferred shareholders and other equity instrument holders	66	67	46	205	134
	Common shareholders	1,354	1,610	1,614	3,315	4,908
	Net income attributable to equity shareholders	$1,420	$1,677	$1,660	$3,520	$5,042
	Financial measures
	Reported efficiency ratio (1)	56.5%	55.1%	57.1%	62.4%	56.7%
	Reported operating leverage (1)	1.1%	5.2%	1.1%	(10.8)%	(1.0)%
	Loan loss ratio (2)	0.35%	0.29%	0.12%	0.28%	0.13%
	Reported return on common shareholders’ equity (1)	11.6%	14.5%	14.6%	9.7%	15.3%
	Net interest margin (1)	1.36%	1.40%	1.43%	1.36%	1.43%
	Net interest margin on average interest-earning assets (1)(3)	1.49%	1.54%	1.61%	1.51%	1.61%
	Return on average assets (1)(3)	0.60%	0.74%	0.73%	0.50%	0.76%
	Return on average interest-earning assets (1)(3)	0.66%	0.82%	0.83%	0.56%	0.86%
	Reported effective tax rate	20.9%	20.5%	22.3%	30.4%	22.2%
Common share information
Per share ($) (4)	– basic earnings	$1.47	$1.77	$1.79	$3.63	$5.44
	– reported diluted earnings	1.47	1.76	1.78	3.63	5.42
	– dividends	0.870	0.850	0.830	2.570	2.440
	– book value (5)	50.05	50.52	48.97	50.05	48.97
Closing share price ($) (4)		58.08	56.80	64.78	58.08	64.78
Shares outstanding (thousands) (4)	– weighted-average basic	918,551	912,297	903,742	912,542	902,703
	– weighted-average diluted	919,063	913,219	905,618	913,351	905,447
	– end of period	924,034	917,769	904,691	924,034	904,691
	Market capitalization ($ millions)	$53,668	$52,129	$58,606	$53,668	$58,606
	Value measures
	Total shareholder return	3.85%	(5.07)%	(7.57)%	(1.72)%	(10.73)%
	Dividend yield (based on closing share price)	5.9%	6.1%	5.1%	5.9%	5.0%
	Reported dividend payout ratio (1)	59.0%	48.1%	46.4%	70.7%	44.9%
	Market value to book value ratio	1.16	1.12	1.32	1.16	1.32
	Selected financial measures – adjusted (6)
	Adjusted efficiency ratio (7)	55.2%	56.0%	55.2%	55.2%	55.0%
	Adjusted operating leverage (7)	0.1%	(0.3)%	(0.3)%	(0.5)%	(0.6)%
	Adjusted return on common shareholders’ equity	11.9%	13.9%	15.1%	13.8%	16.0%
	Adjusted effective tax rate	21.0%	20.1%	22.4%	21.1%	22.4%
	Adjusted diluted earnings per share (EPS) (4)	$1.52	$1.70	$1.85	$5.15	$5.66
	Adjusted dividend payout ratio	57.2%	50.0%	44.8%	49.8%	43.0%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$247,525	$246,294	$222,183	$247,525	$222,183
	Loans and acceptances, net of allowance for credit losses	538,216	538,273	516,595	538,216	516,595
	Total assets	943,001	935,239	896,790	943,001	896,790
	Deposits	704,505	705,917	678,457	704,505	678,457
	Common shareholders’ equity (1)	46,250	46,366	44,304	46,250	44,304
	Average assets (3)	943,640	932,775	899,963	943,307	884,166
	Average interest-earning assets (1)(3)	862,064	847,244	796,592	854,040	787,289
	Average common shareholders’ equity (1)(3)	46,392	45,597	43,875	45,691	42,877
	Assets under administration (AUA) (1)(8)(9)	3,003,629	2,995,583	2,851,405	3,003,629	2,851,405
	Assets under management (AUM) (1)(9)	313,635	310,637	298,122	313,635	298,122
	Balance sheet quality and liquidity measures (10)
	Risk–weighted assets (RWA) ($ millions)	$317,773	$321,188	$303,743	$317,773	$303,743
	Common Equity Tier 1 (CET1) ratio (11)	12.2%	11.9%	11.8%	12.2%	11.8%
	Tier 1 capital ratio (11)	13.7%	13.4%	13.2%	13.7%	13.2%
	Total capital ratio (11)	15.9%	15.5%	15.3%	15.9%	15.3%
	Leverage ratio (12)	4.2%	4.2%	4.3%	4.2%	4.3%
	Liquidity coverage ratio (LCR)	131%	124%	123%	n/a	n/a
	Net stable funding ratio (NSFR)	117%	117%	117%	117%	117%
	Other information
	Full-time equivalent employees	48,718	48,673	49,505	48,718	49,505
(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(7)	Calculated on a taxable equivalent basis (TEB).
(8)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,368.8 billion (April 30, 2023: $2,370.5 billion; July 31, 2022: $2,241.6 billion).

(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The July 31, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(11)
The 2022 ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. Effective November 1, 2022, the ECL transitional arrangement was no longer applicable.

(12)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

n/a	Not applicable.

2	CIBC THIRD QUARTER 2023

Financial performance overview
Economic outlook
Global economic growth looks to be weak in 2023 in response to monetary policy tightening, as central banks attempted to ease demand and thereby bring inflation back to target levels, and below-normal growth could persist through the first half of 2024. The United Kingdom (U.K.) and some eurozone countries are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover from the war in Ukraine. China’s economy appears to be decelerating as it moves past one-time
gains associated with the end of
COVID-19
lockdowns. The global slowdown will result in most commodity prices at lower average levels in the remainder of 2023 than in 2022, although geopolitical risks to supply remain a risk for renewed upward pressure. Supply chains should continue to see further improvement from the reduction in
COVID-19
disruptions, and from the expected easing in global demand pressures. Our outlook below reflects higher levels of interest rates in 2023 and 2024 relative to our outlook from the prior quarter.
In Canada, the Bank of Canada has increased the overnight rate to 5%, and could add a final quarter point to its tightening cycle in September if labour demand fails to ease sufficiently. The resulting economic slowdown should allow inflation to end next year near its 2% target. Weaker economic growth, improvements in supply chains, and softer average prices for food will be key to getting inflation back to that target. A flat period for real gross domestic product (GDP) in the latter half of the year is expected to hold growth to 1.6% for calendar 2023 as a whole, down from a growth rate of 3.4% in 2022. The flat end of year growth will include a further softening in housing and consumer spending in response to higher interest rates and a gradual climb in the unemployment rate to nearly 6% by the end of calendar 2023, up from an average of 5.3% in 2022. Long-term interest rates in both the U.S. and Canada could end 2023 at lower levels as the market starts to look ahead to an easing in central bank policy rates in 2024, and gains confidence that inflation will be under control. Lower interest rates and an improving global backdrop are expected to drive a pick-up
in quarterly economic growth rates in the latter half of 2024.
In the U.S., the effort to contain inflation resulted in the Federal Reserve increasing the overnight rate to 5.50% in July 2023, with the potential for a further quarter point hike in September. The resulting drag on housing and interest sensitive consumption is expected to hold real GDP growth to just under 2% in calendar 2023, down from 2.1% in 2022. The unemployment rate is expected to climb from an average of 3.6% in 2022 to just over 4% by the end of 2023, allowing wage inflation to continue to decelerate. There are additional downside risks to the U.S. outlook associated with a potential tightening in lending activity owing to some regional banks facing challenges in retaining deposits, higher funding costs, and mark-to-market
(MTM) losses on their investment security portfolios.
A softer pace for economic growth is likely to have broad implications across many of our strategic business units (SBUs). Rising unemployment and the increases in interest rates over the last six quarters are likely to have resulted in moderate decreases in business and household credit quality from very strong levels achieved in 2022. Decreases in credit quality in select portfolios, such as the U.S. office real estate market, could be more pronounced in response to worsening economic or market conditions. Deposit growth will be contained, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While we expect the rising interest rate environment to level off over the next quarter, we expect a modestly positive impact on the net interest margins for all our SBUs. However, the high interest rates may have implications for credit quality in 2023 and early 2024 as economic growth continues to slow in response to monetary tightening.
For Canadian Personal and Business Banking, mortgage growth is expected to remain soft in line with weaker home sale volumes and average house prices tied to the increase in interest rates. Although year-over-year non-mortgage
consumer credit demand will be supported by additional volume gains in spending on services, lower inflation will contribute to slower growth in dollar terms. Business lending is expected to continue to grow, but at a decelerated pace relative to 2022.
Financial markets have had an increasingly optimistic outlook as softening in inflation has reduced the risks that a full blown recession will be needed to contain price pressures. While we could still see volatility ahead as earnings growth continues to decelerate, Canadian and U.S. wealth management businesses should benefit as the year progresses and markets look ahead to better growth in 2024.
Our Capital Markets business is expected to continue to benefit as merger and acquisition activity continues to recover from the low levels in early 2023, while corporate bond issuance could pick up if longer term rates ease going into 2024. Loan growth in our Canadian commercial banking business is expected to decelerate in the latter half of 2023 with softer economic growth and lower levels of residential construction. Loan growth and deposit growth in our U.S. commercial banking business has slowed in recent quarters, similar to industry experience. We believe that our relationship approach combined with our comprehensive product suite will continue to appeal to our clients and will continue to provide us with a sound funding foundation for our business.
The economic outlook described above reflects numerous assumptions regarding the economic impact of increases in interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector, the impact of
COVID-19,
as well as the global economic risks emanating from the war in Ukraine. The measures taken by central banks to combat inflation could have a larger than expected impact on economic growth. The war in Ukraine could escalate into a broader conflict or result in a deeper cut in food and energy output that would add to pressures on inflation and global growth. As a result, actual experience may differ materially from expectations.
The impact of the increase in interest rates, the events in the U.S. banking sector, the impact of
COVID-19
and the war in Ukraine on our risk environment are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See the “Accounting and control matters” section and Note 6 to our interim consolidated financial statements for further details.

CIBC THIRD QUARTER 2023	3

Significant events
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, St. Kitts, Grenada and Dominica. The sales of banking assets in St. Vincent and Grenada were completed on March 24, 2023 and July 14, 2023, respectively, upon the satisfaction of the closing conditions. The proposed transactions in St. Kitts and Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material.
Settlement of Cerberus Litigation
On February 17, 2023, CIBC announced that we entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”) that fully settled the lawsuit filed by Cerberus against CIBC, including the most recent judgment of the New York Court, as discussed in Note 13 to our interim consolidated financial statements. Pursuant to the settlement agreement, CIBC paid US$770 million to Cerberus in full satisfaction of the judgment, and both parties arranged for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation.
CIBC recorded a
pre-tax
provision of $1,169 million in the first quarter of 2023, representing damages and pre-judgment
interest totaling US$855 million through January 31, 2023. The US$85 million ($114 million pre-tax
or $82 million
after-tax)
difference between the amount recorded in the first quarter of 2023 and the settlement amount was recognized in the second quarter of 2023.
Financial results review
Reported net income for the quarter was $1,430 million, compared with $1,666 million for the same quarter last year, and $1,688 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,473 million, compared with $1,724 million for the same quarter last year, and $1,627 million for the prior quarter.
Reported diluted EPS
(2)
for the quarter was $1.47, compared with $1.78 for the same quarter last year, and $1.76 for the prior quarter.
Adjusted diluted EPS
(1)(2)
for the quarter was $1.52, compared with $1.85 for the same quarter last year, and $1.70 for the prior quarter.
In the current quarter, the following items of note decreased revenue by $34 million, increased non-interest
expenses by $23 million, decreased income taxes by $14 million and decreased net income by $43 million:
•	$34 million ($25 million after-tax) commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget (Canadian Personal and Business Banking); and
•
$23 million ($18 million
after-tax)
amortization of acquisition-related intangible assets ($5 million after-tax
in Canadian Personal and Business Banking, $10 million
after-tax
in U.S. Commercial Banking and Wealth Management, and $3 million after-tax
in Corporate and Other).

Net interest income
(3)
Net interest income was comparable to the same quarter last year, primarily due to lower trading net interest income, partially offset by volume growth across most of our businesses and the impact of foreign exchange translation.
Net interest income was up $49 million or 2% from the prior quarter, primarily due to the impact of additional days in the current quarter, higher net interest margin, volume growth across most of our businesses, and the impact of foreign exchange translation, partially offset by lower trading net interest income.
Net interest income for the nine months ended July 31, 2023 was up $172 million or 2% from the same period in 2022, primarily due to higher net interest margin, volume growth across most of our businesses, and the impact of foreign exchange translation, partially offset by lower trading net interest income.
Non-interest
income
(3)
Non-interest
income was up $279 million or 12% from the same quarter last year, primarily due to higher trading non-interest income, higher deposit and payment fees, higher credit fees, higher underwriting and advisory fees and higher fee-based revenue, partially offset by lower card fees, including from the commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.
Non-interest
income was up $99 million or 4% from the prior quarter, primarily due to higher credit fees, higher trading non-interest income and higher fee-based
revenue, partially offset by lower card fees, as noted above and lower revenue from our portfolio investments.
Non-interest
income for the nine months ended July 31, 2023 was up $862 million or 12% from the same period in 2022, primarily due to higher trading non-interest income, higher credit fees and higher gains from foreign exchange other than trading, partially offset by lower card fees, as noted above, lower commissions, lower fee-based
revenue and lower underwriting and advisory fees.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(3)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI’s defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2023

Provision for credit losses

	For the three months ended			For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$244	$231	$136	$663	$376
Canadian Commercial Banking and Wealth Management	38	33	9	97	8
U.S. Commercial Banking and Wealth Management	174	100	15	315	79
Capital Markets	5	4	(15)	(2)	(26)
Corporate and Other	17	11	11	43	41
	478	379	156	1,116	478
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	179	(108)	64	41	195
Canadian Commercial Banking and Wealth Management	2	13	1	35	(6)
U.S. Commercial Banking and Wealth Management	81	148	20	286	39
Capital Markets	1	15	6	17	(35)
Corporate and Other	(5)	(9)	(4)	(26)	(50)
	258	59	87	353	143
	$736	$438	$243	$1,469	$621
Provision for credit losses in the current quarter was $736 million, up $493 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to a more unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher impairments across all SBUs.
Provision for credit losses was up $298 million from the prior quarter. Provision for credit losses on performing loans was up largely due to an unfavourable change in our economic outlook for our retail portfolios and our U.S. commercial banking portfolio. Provision for credit losses on impaired loans was up due to higher impairments across all SBUs.
Provision for credit losses for the nine months ended July 31, 2023, was up $848 million from the same period in 2022. Provision for credit losses on performing loans was up due to unfavourable credit migration, a more unfavourable change in our economic outlook and parameter updates. Provision for credit losses on impaired loans was up mainly due to higher impairments across all SBUs.
Non-interest
expenses
Non-interest
expenses were up $124 million or 4% from the same quarter last year, primarily due to higher employee-related and performance-based compensation, partially offset by lower professional fees and lower spending on strategic initiatives.
Non-interest
expenses were up $167 million or 5% from the prior quarter, as the prior quarter included an adjustment to reduce legal provisions, shown as an item of note, and due to higher employee-related compensation.
Non-interest
expenses for the nine months ended July 31, 2023 were up $1,589 million or 17% from the same period in 2022, primarily due to an increase in legal provisions in the first quarter of 2023, shown as an item of note, higher employee-related compensation and higher spending on strategic initiatives in the current period, partially offset by lower professional fees.
Taxes
Income tax expense was down $102 million or 21% from the same quarter last year and was down $59 million or 14% from the prior quarter, primarily due to lower income.
Income tax expense for the nine months ended July 31, 2023 was up $105 million or 7% from the same period in 2022, primarily due to the Canada Recovery Dividend (CRD) tax and the retroactive impact of the 1.5% tax rate increase to the current period, partially offset by the impact of lower income before taxes in the current period.
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2018 taxation years for approximately $1,772 million of additional income taxes related to the denial of deductions of certain dividends on bases including that the dividends were part of a “dividend rental arrangement”. The reassessments for additional income taxes in respect of the 2018 taxation year are approximately $170 million. Subsequent taxation years may also be similarly reassessed. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In May 2023, CIBC lost its appeal at the Federal Court of Appeal from a Tax Court of Canada decision which denied our claim of a foreign exchange capital loss. The impact of the Federal Court of Appeal decision was reflected last quarter in our interim consolidated financial statements, as were offsets from other adjustments. Both the Tax Court of Canada and the Federal Court of Appeal had previously heard a similar case on point and allowed the foreign exchange capital loss in question. In August 2023, CIBC filed a leave to appeal application with the Supreme Court of Canada. As previously disclosed, CIBC has potential exposure of approximately $100 million in respect of other similar matters.
In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
In the third quarter of 2023, the 2023 Budget Implementation Act (BIA 2023) enacted certain of the measures proposed by the 2023 Canadian Federal budget (Budget 2023). The application of goods and services tax/harmonized sales tax (GST/HST) on certain payment card network fees was enacted with retroactive and prospective effect. CIBC recognized a charge of $34 million in the third quarter of 2023 in respect of the application of the legislation to prior periods, which was treated as an item of note. The Budget 2023 measure that would deny deductions of dividends received by financial institutions on Canadian shares held as mark-to-market
property (“Budget 2023 Dividend Proposal”) was not included in BIA 2023.
On August 4, 2023, the Department of Finance (Canada) released draft legislation to implement certain previously announced measures. These measures included application rules for a 15% global minimum tax under the Organisation for Economic Co-Operation and Development’s two-pillar plan (OECD Pillar 2). Recent amendments to IAS 12 “Income Taxes” provide temporary mandatory relief from the accounting for deferred taxes arising from OECD Pillar 2. The draft legislative release also included a 2% tax on the net value of share buybacks by public corporations in Canada. The Budget 2023 Dividend Proposal was not included in the release. The global minimum tax rules will apply to CIBC as of its fiscal year commencing November 1, 2024, whereas the share buyback tax will apply as of January 1, 2024. The timing of the enactment of these rules remains uncertain. We are monitoring the status of these rules and will determine their impact when the legislation becomes substantially enacted.

CIBC THIRD QUARTER 2023	5

Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the nine months ended
$ millions, except per share amounts	Jul. 31, 2023 vs. Jul. 31, 2022	Jul. 31, 2023 vs. Apr. 30, 2023	Jul. 31, 2023 vs. Jul. 31, 2022
Estimated increase (decrease) in:
Total revenue	$54	$(22)	$211
Provision for (reversal of) credit losses	11	(4)	36
Non-interest expenses	26	(11)	159
Income taxes	4	(2)	19
Net income (loss)	13	(5)	(3)
Impact on EPS: (1)
Basic	$0.01	$(0.01)	$(0.01)
Diluted	0.01	(0.01)	(0.01)
Average USD appreciation (depreciation) relative to CAD	4.4%	(1.7)%	5.7%
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended		2023				2022		2021
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Revenue
Canadian Personal and Business Banking	$2,412	$2,280	$2,260	$2,262	$2,321	$2,143	$2,183	$2,128
Canadian Commercial Banking and Wealth Management	1,350	1,336	1,351	1,316	1,338	1,303	1,297	1,240
U.S. Commercial Banking and Wealth Management	666	648	706	653	604	591	609	562
Capital Markets (1)	1,355	1,362	1,481	1,182	1,199	1,316	1,304	1,012
Corporate and Other (1)	67	76	129	(25)	109	23	105	122
Total revenue	$5,850	$5,702	$5,927	$5,388	$5,571	$5,376	$5,498	$5,064
Net interest income	$3,236	$3,187	$3,205	$3,185	$3,236	$3,088	$3,132	$2,980
Non-interest income	2,614	2,515	2,722	2,203	2,335	2,288	2,366	2,084
Total revenue	5,850	5,702	5,927	5,388	5,571	5,376	5,498	5,064
Provision for credit losses	736	438	295	436	243	303	75	78
Non-interest expenses	3,307	3,140	4,462	3,483	3,183	3,114	3,023	3,135
Income before income taxes	1,807	2,124	1,170	1,469	2,145	1,959	2,400	1,851
Income taxes	377	436	738	284	479	436	531	411
Net income	$1,430	$1,688	$432	$1,185	$1,666	$1,523	$1,869	$1,440
Net income attributable to:
Non-controlling interests	$10	$11	$9	$7	$6	$5	$5	$4
Equity shareholders	1,420	1,677	423	1,178	1,660	1,518	1,864	1,436
EPS – basic (2)	$1.47	$1.77	$0.39	$1.26	$1.79	$1.63	$2.02	$1.54
– diluted (2)	1.47	1.76	0.39	1.26	1.78	1.62	2.01	1.54
(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the last eight quarters driven by organic client growth, franchising our client base, and the completion of the acquisition of the Costco credit card portfolio in the second quarter of 2022. In more recent periods, the rising rate environment has contributed to slower growth in loans and deposits and improved net interest margin, through wider deposit margins partially offset by compressed loan margins.

6	CIBC THIRD QUARTER 2023

Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth, offset by market-related headwinds in wealth management. In commercial banking, revenue growth was driven by robust client demand that has tempered in recent quarters and from an increase in interest rates. In wealth management, AUA and AUM growth and associated fee income has been impacted by volatility in equity markets along with the impact of macro environmental factors.
U.S. Commercial Banking and Wealth Management has benefitted from increased loan volumes, AUM net flows and fee income. This is offset by market-related headwinds in wealth management due to market volatility, and the recent slowing in loan growth and deposit decreases. Wealth management AUA and AUM was impacted by significant market depreciation in 2022, but has recently experienced growth from market appreciation.
Capital Markets had lower trading revenue in the fourth quarter of 2021 and the fourth quarter of 2022. The first and second quarters of 2022, and the first quarter of 2023 had higher trading revenue, driven by robust market conditions and strong client activity.
Corporate and Other included the impact of an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. Rising interest rates since the second quarter of 2022 have resulted in higher margins in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to higher levels of interest rates and inflation, geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of credit losses in the current environment.
The fourth quarter of 2021 and the first quarter of 2022 reflected a moderate improvement in economic conditions as well as our economic outlook. Faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the second, third and fourth quarters of 2022, and the third quarter of 2023. Unfavourable credit migration impacted our provision for credit losses on performing loans in the first, second and third quarters of 2023. An unfavourable outlook for the U.S. real estate and construction sector also contributed to an increase in provision for credit losses on performing loans in the second and third quarters of 2023.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic
levels impacted the fourth quarter of 2021, and the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend and the decrease in write-offs was a benefit from the household savings that built up during the pandemic. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio. Starting from the third quarter of 2022, consumer write-offs have trended higher, gradually approaching pre-pandemic
levels.
In Canadian Commercial Banking and Wealth Management, we have seen higher provisions on impaired loans in fiscal 2023.
In U.S. Commercial Banking and Wealth Management, the first, second and fourth quarters of 2022, and the first, second and third quarters of 2023 included higher provisions on impaired loans. The increased provision in the second and third quarters of 2023 was mainly attributable to the real estate and construction sector.
In Capital Markets, impaired loan losses have continued to remain low.
In Corporate and Other, provisions on impaired loans have remained stable.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The fourth quarter of 2021, the second and fourth quarters of 2022, and the first quarter of 2023 included increases in legal provisions in Corporate and Other, all shown as items of note. The second quarter of 2023 included a decrease in legal provisions, shown as an item of note. The fourth quarter of 2021 and the fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, both shown as items of note.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The first quarter of 2023 included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.

CIBC THIRD QUARTER 2023	7

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements included in our 2022 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the strategic business units (SBUs) based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to Office of the Superintendent of Financial Institution’s (OSFI’s) regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3 years of revenue and total 10 years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

8	CIBC THIRD QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,412	$1,350	$666	$1,355	$67	$5,850	$499
Provision for credit losses	423	40	255	6	12	736	191
Non-interest expenses	1,303	674	345	673	312	3,307	258
Income (loss) before income taxes	686	636	66	676	(257)	1,807	50
Income taxes	189	169	(7)	182	(156)	377	(5)
Net income (loss)	497	467	73	494	(101)	1,430	55
Net income attributable to non-controlling interests	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders	497	467	73	494	(111)	1,420	55
Diluted EPS ($)						$1.47
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$–	$–	$–	$–	$34	$–
Impact of items of note on revenue	34	–	–	–	–	34	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(13)	–	(3)	(23)	(10)
Impact of items of note on non-interest expenses	(7)	–	(13)	–	(3)	(23)	(10)
Total pre-tax impact of items of note on net income	41	–	13	–	3	57	10
Income taxes
Amortization of acquisition-related intangible assets	2	–	3	–	–	5	3
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	–	–	–	–	9	–
Impact of items of note on income taxes	11	–	3	–	–	14	3
Total after-tax impact of items of note on net income	$30	$–	$10	$–	$3	$43	$7
Impact of items of note on diluted EPS ($)						$0.05
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,446	$1,350	$666	$1,355	$67	$5,884	$499
Provision for credit losses – adjusted	423	40	255	6	12	736	191
Non-interest expenses – adjusted	1,296	674	332	673	309	3,284	248
Income (loss) before income taxes – adjusted	727	636	79	676	(254)	1,864	60
Income taxes – adjusted	200	169	(4)	182	(156)	391	(2)
Net income (loss) – adjusted	527	467	83	494	(98)	1,473	62
Net income attributable to non-controlling interests – adjusted	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders – adjusted	527	467	83	494	(108)	1,463	62

Adjusted diluted EPS ($)						$1.52
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(3)
CIBC total results excludes a TEB adjustment of $66 million for the quarter ended July 31, 2023 (April 30, 2023: $64 million; July 31, 2022: $48 million) and $192 million for the nine months ended July 31, 2023 (July 31, 2022: $160 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(4)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(5)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(6)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

CIBC THIRD QUARTER 2023	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses	123	46	248	19	2	438	183
Non-interest expenses	1,274	673	354	664	175	3,140	261
Income (loss) before income taxes	883	617	46	679	(101)	2,124	33
Income taxes	246	165	(9)	182	(148)	436	(7)
Net income	637	452	55	497	47	1,688	40
Net income attributable to non-controlling interests	–	–	–	–	11	11	–
Net income attributable to equity shareholders	637	452	55	497	36	1,677	40
Diluted EPS ($)						$1.76
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(18)	$–	$(3)	$(27)	$(13)
Decrease in legal provisions	–	–	–	–	114	114	–
Impact of items of note on non-interest expenses	(6)	–	(18)	–	111	87	(13)
Total pre-tax impact of items of note on net income	6	–	18	–	(111)	(87)	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	1	6	3
Decrease in legal provisions	–	–	–	–	(32)	(32)	–
Impact of items of note on income taxes	–	–	5	–	(31)	(26)	3
Total after-tax impact of items of note on net income	$6	$–	$13	$–	$(80)	$(61)	$10
Impact of items of note on diluted EPS ($)						$(0.06)
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses – adjusted	123	46	248	19	2	438	183
Non-interest expenses – adjusted	1,268	673	336	664	286	3,227	248
Income (loss) before income taxes – adjusted	889	617	64	679	(212)	2,037	46
Income taxes – adjusted	246	165	(4)	182	(179)	410	(4)
Net income (loss) – adjusted	643	452	68	497	(33)	1,627	50
Net income attributable to non-controlling interests – adjusted	–	–	–	–	11	11	–
Net income (loss) attributable to equity shareholders – adjusted	643	452	68	497	(44)	1,616	50

Adjusted diluted EPS ($)						$1.70
See previous page for footnote references.

10	CIBC THIRD QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,321	$1,338	$604	$1,199	$109	$5,571	$473
Provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
Non-interest expenses	1,313	670	334	593	273	3,183	261
Income (loss) before income taxes	808	658	235	615	(171)	2,145	184
Income taxes	213	174	42	168	(118)	479	32
Net income (loss)	595	484	193	447	(53)	1,666	152
Net income attributable to non-controlling interests	–	–	–	–	6	6	–
Net income (loss) attributable to equity shareholders	595	484	193	447	(59)	1,660	152
Diluted EPS ($) (4)						$1.78
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments (5)	$(6)	$–	$–	$–	$–	$(6)	$–
Impact of items of note on revenue	(6)	–	–	–	–	(6)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(17)	–	(3)	(27)	(13)
Acquisition and integration-related costs as well as purchase accounting adjustments (5)	(56)	–	–	–	–	(56)	–
Impact of items of note on non-interest expenses	(63)	–	(17)	–	(3)	(83)	(13)
Total pre-tax impact of items of note on net income	57	–	17	–	3	77	13
Income taxes
Amortization of acquisition-related intangible assets	3	–	4	–	–	7	3
Acquisition and integration-related costs as well as purchase accounting adjustments (5)	12	–	–	–	–	12	–
Impact of items of note on income taxes	15	–	4	–	–	19	3
Total after-tax impact of items of note on net income	$42	$–	$13	$–	$3	$58	$10
Impact of items of note on diluted EPS ($) (4)						$0.07
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,315	$1,338	$604	$1,199	$109	$5,565	$473
Provision for (reversal of) credit losses – adjusted	200	10	35	(9)	7	243	28
Non-interest expenses – adjusted	1,250	670	317	593	270	3,100	248
Income (loss) before income taxes – adjusted	865	658	252	615	(168)	2,222	197
Income taxes – adjusted	228	174	46	168	(118)	498	35
Net income (loss) – adjusted	637	484	206	447	(50)	1,724	162
Net income attributable to non-controlling interests – adjusted	–	–	–	–	6	6	–
Net income (loss) attributable to equity shareholders – adjusted	637	484	206	447	(56)	1,718	162
Adjusted diluted EPS ($) (4)						$1.85
See previous pages for footnote references.

CIBC THIRD QUARTER 2023	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,952	$4,037	$2,020	$4,198	$272	$17,479	$1,502
Provision for credit losses	704	132	601	15	17	1,469	447
Non-interest expenses	3,867	2,012	1,079	1,987	1,964	10,909	802
Income (loss) before income taxes	2,381	1,893	340	2,196	(1,709)	5,101	253
Income taxes	658	505	11	593	(216)	1,551	8
Net income (loss)	1,723	1,388	329	1,603	(1,493)	3,550	245
Net income attributable to non-controlling interests	–	–	–	–	30	30	–
Net income (loss) attributable to equity shareholders	1,723	1,388	329	1,603	(1,523)	3,520	245
Diluted EPS ($)						$3.63
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$–	$–	$–	$–	$34	$–
Impact of items of note on revenue	34	–	–	–	–	34	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	–	(47)	$–	(9)	(76)	(35)
Increase in legal provisions	–	–	–	–	(1,055)	(1,055)	–
Impact of items of note on non-interest expenses	(20)	–	(47)	–	(1,064)	(1,131)	(35)
Total pre-tax impact of items of note on net income	54	–	47	–	1,064	1,165	35
Income taxes
Amortization of acquisition-related intangible assets	4	–	12	–	1	17	9
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	–	–	–	–	9	–
Increase in legal provisions	–	–	–	–	293	293	–
Income tax charge related to the 2022 Canadian Federal budget (6)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	13	–	12	–	(251)	(226)	9
Total after-tax impact of items of note on net income	$41	$–	$35	$–	$1,315	$1,391	$26
Impact of items of note on diluted EPS ($)						$1.52
Operating results – adjusted (2)
Total revenue – adjusted (3)	$6,986	$4,037	$2,020	$4,198	$272	$17,513	$1,502
Provision for credit losses – adjusted	704	132	601	15	17	1,469	447
Non-interest expenses – adjusted	3,847	2,012	1,032	1,987	900	9,778	767
Income (loss) before income taxes – adjusted	2,435	1,893	387	2,196	(645)	6,266	288
Income taxes – adjusted	671	505	23	593	(467)	1,325	17
Net income (loss) – adjusted	1,764	1,388	364	1,603	(178)	4,941	271
Net income attributable to non-controlling interests – adjusted	–	–	–	–	30	30	–
Net income (loss) attributable to equity shareholders – adjusted	1,764	1,388	364	1,603	(208)	4,911	271
Adjusted diluted EPS ($)						$5.15
See previous pages for footnote references.

12	CIBC THIRD QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,647	$3,938	$1,804	$3,819	$237	$16,445	$1,419
Provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
Non-interest expenses	3,662	1,998	972	1,781	907	9,320	764
Income (loss) before income taxes	2,414	1,938	714	2,099	(661)	6,504	562
Income taxes	636	512	115	569	(386)	1,446	90
Net income (loss)	1,778	1,426	599	1,530	(275)	5,058	472
Net income attributable to non-controlling interests	–	–	–	–	16	16	–
Net income (loss) attributable to equity shareholders	1,778	1,426	599	1,530	(291)	5,042	472
Diluted EPS ($) (4)						$5.42
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	$(10)	$–	$–	$–	$–	$(10)	$–
Impact of items of note on revenue	(10)	–	–	–	–	(10)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(11)	–	(51)	–	(9)	(71)	(40)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	(85)	–	–	–	–	(85)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(96)	–	(51)	–	(54)	(201)	(40)
Total pre-tax impact of items of note on net income	180	–	51	–	54	285	40
Income taxes
Amortization of acquisition-related intangible assets	3	–	13	–	1	17	10
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	44	–	–	–	–	44	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	47	–	13	–	13	73	10
Total after-tax impact of items of note on net income	$133	$–	$38	$–	$41	$212	$30
Impact of items of note on diluted EPS ($) (4)						$0.24
Operating results – adjusted (2)
Total revenue – adjusted (3)	$6,637	$3,938	$1,804	$3,819	$237	$16,435	$1,419
Provision for (reversal of) credit losses – adjusted	477	2	118	(61)	(9)	527	93
Non-interest expenses – adjusted	3,566	1,998	921	1,781	853	9,119	724
Income (loss) before income taxes – adjusted	2,594	1,938	765	2,099	(607)	6,789	602
Income taxes – adjusted	683	512	128	569	(373)	1,519	100
Net income (loss) – adjusted	1,911	1,426	637	1,530	(234)	5,270	502
Net income attributable to non-controlling interests – adjusted	–	–	–	–	16	16	–
Net income (loss) attributable to equity shareholders – adjusted	1,911	1,426	637	1,530	(250)	5,254	502
Adjusted diluted EPS ($) (4)						$5.66
See previous pages for footnote references.

CIBC THIRD QUARTER 2023	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income (loss)	$497	$467	$73	$494	$(101)	$1,430	$55
Jul. 31	Add: provision for credit losses	423	40	255	6	12	736	191
	Add: income taxes	189	169	(7)	182	(156)	377	(5)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,109	676	321	682	(245)	2,543	241
	Pre-tax impact of items of note (2)	41	–	13	–	3	57	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,150	$676	$334	$682	$(242)	$2,600	$251
2023	Net income	$637	$452	$55	$497	$47	$1,688	$40
Apr. 30	Add: provision for credit losses	123	46	248	19	2	438	183
	Add: income taxes	246	165	(9)	182	(148)	436	(7)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,006	663	294	698	(99)	2,562	216
	Pre-tax impact of items of note (2)	6	–	18	–	(111)	(87)	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,012	$663	$312	$698	$(210)	$2,475	$229
2022	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666	$152
Jul. 31	Add: provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
	Add: income taxes	213	174	42	168	(118)	479	32
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,008	668	270	606	(164)	2,388	212
	Pre-tax impact of items of note (2)(4)	57	–	17	–	3	77	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,065	$668	$287	$606	$(161)	$2,465	$225

$ millions, for the nine months ended
2023	Net income (loss)	$1,723	$1,388	$329	$1,603	$(1,493)	$3,550	$245
Jul. 31	Add: provision for credit losses	704	132	601	15	17	1,469	447
	Add: income taxes	658	505	11	593	(216)	1,551	8
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,085	2,025	941	2,211	(1,692)	6,570	700
	Pre-tax impact of items of note (2)	54	–	47	–	1,064	1,165	35
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,139	$2,025	$988	$2,211	$(628)	$7,735	$735
2022	Net income (loss)	$1,778	$1,426	$599	$1,530	$(275)	$5,058	$472
Jul. 31	Add: provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
	Add: income taxes	636	512	115	569	(386)	1,446	90
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,985	1,940	832	2,038	(670)	7,125	655
	Pre-tax impact of items of note (2)(4)	86	–	51	–	54	191	40
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,071	$1,940	$883	$2,038	$(616)	$7,316	$695
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

14	CIBC THIRD QUARTER 2023

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2022 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Revenue	$2,412	$2,280	$2,321	$6,952	$6,647
Provision for (reversal of) credit losses
Impaired	244	231	136	663	376
Performing	179	(108)	64	41	195
Total provision for credit losses	423	123	200	704	571
Non-interest expenses	1,303	1,274	1,313	3,867	3,662
Income before income taxes	686	883	808	2,381	2,414
Income taxes	189	246	213	658	636
Net income	$497	$637	$595	$1,723	$1,778
Net income attributable to:
Equity shareholders	$497	$637	$595	$1,723	$1,778
Total revenue
Net interest income	$1,898	$1,732	$1,767	$5,339	$4,937
Non-interest income (2)	514	548	554	1,613	1,710
	$2,412	$2,280	$2,321	$6,952	$6,647
Net interest margin on average interest-earning assets (3)(4)	2.38%	2.27%	2.29%	2.27%	2.22%
Efficiency ratio	54.0%	55.9%	56.6%	55.6%	55.1%
Operating leverage	4.7%	(0.1)%	(4.7)%	(1.0)%	(1.9)%
Return on equity (5)	20.2%	28.3%	28.1%	24.8%	30.3%
Average allocated common equity (5)	$9,778	$9,228	$8,387	$9,290	$7,835
Full-time equivalent employees	13,231	13,072	13,576	13,231	13,576
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $497 million, down $98 million from the same quarter last year, primarily due to a higher provision for credit losses, partially offset by higher revenue and lower non-interest
expenses.
Net income was down $140 million from the prior quarter, primarily due a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue.
Net income for the nine months ended July 31, 2023 was $1,723 million, down $55 million from the same period in 2022, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.
Revenue
Revenue was up $91 million or 4% from the same quarter last year. Net interest income was up $131 million or 7% from the same quarter last year, primarily due to higher net interest margin and volume growth.
Non-interest
income was down $40 million or 7%, primarily due to lower card fees, including from the commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.
Revenue was up $132 million or 6% from the prior quarter. Net interest income was up $166 million or 10% from the prior quarter, primarily due to the impact of additional days in the current quarter, higher net interest margin and volume growth.
Non-interest
income was down $34 million or 6%, primarily due to lower card fees, as noted above.
Revenue for the nine months ended July 31, 2023 was up $305 million or 5% from the same period in 2022. Net interest income for the nine months ended July 31, 2023 was up $402 million or 8% from the same period in 2022, primarily due to higher net interest margin and volume growth, including from the acquisition of the Canadian Costco credit card portfolio.
Non-interest
income was down $97 million or 6%, primarily due to lower fee revenue, including from lower card fees, as noted above.

CIBC THIRD QUARTER 2023	15

Net interest margin on average interest-earning assets was up 9 basis points from the same quarter last year, mainly due to higher deposit margins, partially offset by lower loan margins.
Net interest margin on average interest-earning assets was up 11 basis points from the prior quarter, mainly due to higher deposit margins.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2023 was up 5 basis points from the same period in 2022, mainly due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses was up $223 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to a more unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up, due to higher write-offs in credit cards and personal lending, as well as an allowance increase driven by rising late stage delinquencies.
Provision for credit losses was up $300 million from the prior quarter. The current quarter included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook and unfavourable credit migration, while the prior quarter included a provision reversal reflecting a favourable change in our economic outlook pertaining to our unsecured portfolios. Provision for credit losses on impaired loans was up due to higher write-offs in credit cards and personal lending.
Provision for credit losses for the nine months ended July 31, 2023 was up $133 million from the same period in 2022. Provision for credit losses on performing loans was down primarily due to an unfavourable change in our economic outlook in the prior period, as well as a provision related to the acquisition of the Canadian Costco credit portfolio in the second quarter last year. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and personal lending.
Non-interest
expenses
Non-interest
expenses were down $10 million or 1% from the same quarter last year, primarily due to lower spending on strategic initiatives.
Non-interest
expenses were up $29 million or 2% from the prior quarter, primarily due to higher employee-related compensation mainly due to the impact of additional days in the current quarter, and higher spending on strategic initiatives.
Non-interest
expenses for the nine months ended July 31, 2023 were up $205 million or 6% from the same period in 2022, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Income taxes
Income taxes were down $24 million from the same quarter last year, and were down $57 million from the prior quarter, primarily due to lower income.
Income taxes for the nine months ended July 31, 2023 were up $22 million from the same period in 2022, despite lower income, primarily due to Canadian Federal tax law changes.

16	CIBC THIRD QUARTER 2023

Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Revenue
Commercial banking	$626	$620	$604	$1,867	$1,677
Wealth management	724	716	734	2,170	2,261
Total revenue	1,350	1,336	1,338	4,037	3,938
Provision for (reversal of) credit losses
Impaired	38	33	9	97	8
Performing	2	13	1	35	(6)
Total provision for credit losses	40	46	10	132	2
Non-interest expenses	674	673	670	2,012	1,998
Income before income taxes	636	617	658	1,893	1,938
Income taxes	169	165	174	505	512
Net income	$467	$452	$484	$1,388	$1,426
Net income attributable to:
Equity shareholders	$467	$452	$484	$1,388	$1,426
Total revenue
Net interest income	$443	$453	$442	$1,360	$1,220
Non-interest income (2)	907	883	896	2,677	2,718
	$1,350	$1,336	$1,338	$4,037	$3,938
Net interest margin on average interest-earning assets (3)(4)	3.35%	3.49%	3.40%	3.44%	3.36%
Efficiency ratio	49.9%	50.4%	50.1%	49.8%	50.7%
Operating leverage	0.3%	(0.3)%	2.4%	1.8%	3.6%
Return on equity (5)	22.0%	22.1%	22.8%	21.9%	23.4%
Average allocated common equity (5)	$8,411	$8,379	$8,423	$8,492	$8,165
Full-time equivalent employees (6)	5,442	5,312	5,668	5,442	5,668
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
(6)
In the first quarter of 2023, 389 full-time equivalent employees related to Business Contact Centre were transferred to Corporate and Other, with no financial impact as the related costs were allocated back to Canadian Commercial Banking and Wealth Management after the transfer through our business unit allocation process.

Financial overview
Net income for the quarter was $467 million, down $17 million from the same quarter last year, primarily due to a higher provision for credit losses, partially offset by higher revenue.
Net income was up $15 million from the prior quarter, primarily due to higher revenue.
Net income for the nine months ended July 31, 2023 was $1,388 million, down $38 million from the same period in 2022, primarily due to a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue.
Revenue
Revenue was up $12 million or 1% from the same quarter last year.
Commercial banking revenue was up $22 million, primarily due to volume growth and higher deposit margins, partially offset by lower loan margins.
Wealth management revenue was down $10 million, primarily due to lower deposit volumes and lower commission revenue from decreased client activity, partially offset by higher fee-based revenue from market appreciation.
Revenue was up $14 million from the prior quarter.
Commercial banking revenue was up $6 million, primarily due to the impact of additional days in the current quarter, higher fees and volume growth, partially offset by lower loan and deposit margins.
Wealth management revenue was up $8 million, primarily due to higher fee-based revenue from market appreciation, partially offset by lower deposit volumes and lower commission revenue from decreased client activity.
Revenue for the nine months ended July 31, 2023 was up $99 million or 3% from the same period in 2022.
Commercial banking revenue was up $190 million, primarily due to higher deposit margins, volume growth and higher fees, partially offset by lower loan margins.
Wealth management revenue was down $91 million, primarily due to lower commission revenue from decreased client activity and lower deposit volumes.

CIBC THIRD QUARTER 2023	17

Net interest margin on average interest-earning assets was down 5 basis points from the same quarter last year, primarily due to lower loan margins, partially offset by higher deposit margins.
Net interest margin on average interest-earning assets was down 14 basis points from the prior quarter, primarily due to lower deposit and loan margins.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2023 was up 8 basis points from the same period in 2022, mainly due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was up $30 million from the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale sector.
Provision for credit losses was down $6 million from the prior quarter. Provision for credit losses on performing loans was down as the prior quarter included a provision related to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up modestly compared with the prior quarter.
Provision for credit losses for the nine months ended July 31, 2023 was up $130 million from the same period in 2022. The current period included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook and unfavourable credit migration, while the same period last year included a small provision reversal. Provision for credit losses on impaired loans was up due to higher provisions in the education, health and social services, and the retail and wholesale sectors.
Non-interest
expenses
Non-interest
expenses were up $4 million or 1% from the same quarter last year, primarily due to higher spending on strategic initiatives, partially offset by lower employee-related and performance-based compensation.
Non-interest
expenses was comparable with the prior quarter, primarily due to higher performance-based compensation, partially offset by lower spending on strategic initiatives.
Non-interest
expenses for the nine months ended July 31, 2023 were up $14 million or 1% from the same period in 2022, primarily due to higher spending on strategic initiatives, partially offset by lower performance-based compensation.
Income taxes
Income taxes were down $5 million from the same quarter last year, primarily due to lower income.
Income taxes were up $4 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2023 were down $7 million to the same period in 2022, primarily due to lower income.

18	CIBC THIRD QUARTER 2023

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.
Results in Canadian dollars
(1)

	For the three months ended				For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31		2023 Jul. 31	2022 Jul. 31
Revenue
Commercial banking	$452	$430	$388		$1,324	$1,181
Wealth management	214	218	216	(2)	696	623	(2)
Total revenue (3)	666	648	604		2,020	1,804
Provision for credit losses
Impaired	174	100	15		315	79
Performing	81	148	20		286	39
Total provision for credit losses	255	248	35		601	118
Non-interest expenses	345	354	334		1,079	972
Income before income taxes	66	46	235		340	714
Income taxes	(7)	(9)	42		11	115
Net income	$73	$55	$193		$329	$599
Net income attributable to:
Equity shareholders	$73	$55	$193		$329	$599
Total revenue (3)
Net interest income	$477	$460	$415		$1,413	$1,189
Non-interest income	189	188	189		607	615
	$666	$648	$604		$2,020	$1,804
Average allocated common equity (4)	$11,386	$11,472	$10,534		$11,439	$10,222
Full-time equivalent employees	2,760	2,595	2,395		2,760	2,395
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program (PPP).
(3)
Included $1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2023 (April 30, 2023: $1 million; July 31, 2022: $1 million) and $3 million for the nine months ended July 31, 2023 (July 31, 2022: $6 million).

(4)	For additional information, see the “Non-GAAP measures” section.
Results in U.S. dollars
(1)

	For the three months ended			For the nine months ended
US$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Revenue
Commercial banking	$339	$317	$304	$985	$929
Wealth management	160	160	169 (2)	517	490 (2)
Total revenue (3)	499	477	473	1,502	1,419
Provision for credit losses
Impaired	130	73	12	234	62
Performing	61	110	16	213	31
Total provision for credit losses	191	183	28	447	93
Non-interest expenses	258	261	261	802	764
Income before income taxes	50	33	184	253	562
Income taxes	(5)	(7)	32	8	90
Net income	$55	$40	$152	$245	$472
Net income attributable to:
Equity shareholders	$55	$40	$152	$245	$472
Total revenue (3)
Net interest income	$358	$338	$325	$1,051	$935
Non-interest income	141	139	148	451	484
	$499	$477	$473	$1,502	$1,419
Net interest margin on average interest-earning assets (4)(5)	3.46%	3.41%	3.36%	3.47%	3.40%
Efficiency ratio	51.9%	54.7%	55.3%	53.4%	53.9%
Operating leverage	6.7%	(1.0)%	(9.3)%	1.0%	(7.1)%
Return on equity (6)	2.6%	2.0%	7.3%	3.8%	7.8%
Average allocated common equity (6)	$8,537	$8,456	$8,247	$8,510	$8,038
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. PPP.
(3)
Included US$1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2023 (April 30, 2023: nil; July 31, 2022: US$1 million) and US$2 million for the nine months ended July 31, 2023 (July 31, 2022: US$5 million).

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.

CIBC THIRD QUARTER 2023	19

Financial overview
Net income for the quarter was $73 million (US$55 million), down $120 million (US$97 million or 64%) from the same quarter last year, primarily due to a higher provision for credit losses, partially offset by higher revenue.
Net income was up $18 million (US$15 million or 38%) from the prior quarter, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses.
Net income for the nine months ended July 31, 2023 was $329 million (US$245 million), down $270 million (US$227 million or 48%) from the same period in 2022, primarily due to a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue.
Revenue
Revenue was up US$26 million or 5% from the same quarter last year.
Commercial banking revenue was up US$35 million, primarily due to higher net interest margin and loan volumes, partially offset by lower fees.
Wealth management revenue was down US$9 million, primarily due to lower deposit volumes and lower asset management fees from the impact of market depreciation on average AUM balances.
Revenue was up US$22 million or 5% from the prior quarter.
Commercial banking revenue was up US$22 million, primarily due to higher net interest margin and the impact of additional days in the current quarter, partially offset by a decrease in deposit volumes.
Wealth management revenue was comparable to the prior quarter, as higher asset management fees from the impact of market appreciation on average AUM balances were offset by lower net interest margin.
Revenue for the nine months ended July 31, 2023 was up US$83 million or 6% from the same period in 2022.
Commercial banking revenue was up US$56 million, primarily due to volume growth, partially offset by lower fees.
Wealth management revenue was up US$27 million, primarily due to higher deposit margins.
Net interest margin on average interest-earning assets was up 10 basis points from the same quarter last year, primarily due to higher deposit margins, partially offset by lower deposit volumes and lower loan margins.
Net interest margin on average interest-earning assets was up 5 basis points from the prior quarter, primarily due to higher deposit margins, partially offset by lower deposit volumes and loan repayment fees.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2023 was up 7 basis points from the same period in 2022, primarily due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses was up US$163 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook in the U.S. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Provision for credit losses was up US$8 million from the prior quarter. Provision for credit losses on performing loans was down as the prior quarter included unfavourable credit migration, while the current quarter included a more unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Provision for credit losses for the nine months ended July 31, 2023 was up US$354 million from the same period in 2022. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook in the U.S., unfavourable credit migration and parameter updates. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Non-interest
expenses
Non-interest
expenses were down US$3 million or 1% from the same quarter last year, primarily due to lower professional fees and lower performance-based compensation, partially offset by higher employee-related compensation.
Non-interest
expenses were down US$3 million or 1% from the prior quarter, primarily due to lower performance-based compensation.
Non-interest expenses for the nine months ended July 31, 2023 were up US$38 million or 5% from the same period in 2022, primarily due to higher employee-related compensation, partially offset by lower professional fees.
Income taxes
Income tax benefit of US$5 million was recognized for the quarter, while an income tax expense of US$32 million was recognized for the same quarter in the prior year. The income tax expense was down US$37 million from the same quarter last year, primarily due to lower income.
The income tax benefit was down US$2 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2023 were down US$82 million from the same period in 2022, primarily due to lower income.

20	CIBC THIRD QUARTER 2023

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Revenue
Global markets	$604	$669	$512	$2,059	$1,859
Corporate and investment banking	430	395	432	1,214	1,260
Direct financial services	321	298	255	925	700
Total revenue (2)	1,355	1,362	1,199	4,198	3,819
Provision for (reversal of) credit losses
Impaired	5	4	(15)	(2)	(26)
Performing	1	15	6	17	(35)
Total provision for (reversal of) credit losses	6	19	(9)	15	(61)
Non-interest expenses	673	664	593	1,987	1,781
Income before income taxes	676	679	615	2,196	2,099
Income taxes (2)	182	182	168	593	569
Net income	$494	$497	$447	$1,603	$1,530
Net income attributable to:
Equity shareholders	$494	$497	$447	$1,603	$1,530
Efficiency ratio	49.7%	48.8%	49.5%	47.3%	46.6%
Operating leverage	(0.3)%	(8.8)%	(7.2)%	(1.6)%	(3.3)%
Return on equity (3)	24.1%	22.8%	19.3%	24.3%	23.3%
Average allocated common equity (3)	$8,143	$8,919	$9,200	$8,813	$8,795
Full-time equivalent employees	2,500	2,339	2,410	2,500	2,410
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $66 million for the quarter ended July 31, 2023 (April 30, 2023: $64 million; July 31, 2022: $48 million) and $192 million for the nine months ended July 31, 2023 (July 31, 2022: $160 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $494 million, up $47 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a provision for credit losses in the current quarter compared with a provision reversal in the same quarter last year.
Net income was down $3 million from the prior quarter, primarily due to higher non-interest expenses and lower revenue, partially offset by a lower provision for credit losses.
Net income for the nine months ended July 31, 2023 was $1,603 million, up $73 million from the same period in 2022, primarily due to higher revenue, partially offset by higher non-interest expenses and a provision for credit losses in the current period compared with a provision reversal in the prior period.
Revenue
Revenue was up $156 million or 13% from the same quarter last year.
Global markets revenue was up $92 million, primarily due to higher revenue from fixed income and equity derivatives trading, and higher financing revenue, partially offset by lower foreign exchange trading revenue.
Corporate and investment banking revenue was down $2 million, primarily due to lower gains from our investment portfolios, partially offset by higher corporate banking revenue, and higher debt and equity underwriting activity.
Direct financial services revenue was up $66 million, primarily due to higher deposit margins in Simplii Financial.
Revenue was down $7 million or 1% from the prior quarter.
Global markets revenue was down $65 million, primarily due to lower revenue from fixed income, commodities and foreign exchange trading, partially offset by higher equity derivatives trading revenue.
Corporate and investment banking revenue was up $35 million, primarily due to higher debt and equity underwriting activity, and higher advisory and corporate banking revenue.
Direct financial services revenue was up $23 million, primarily due to higher deposit margins in Simplii Financial.
Revenue for the nine months ended July 31, 2023 was up $379 million or 10% from the same period in 2022.
Global markets revenue was up $200 million, primarily due to higher revenue from fixed income and commodities trading, and higher financing revenue, partially offset by lower equity derivatives trading revenue.
Corporate and investment banking revenue was down $46 million, primarily due to lower debt and equity underwriting activity, and lower gains from our investment portfolios, partially offset by higher corporate banking revenue.
Direct financial services revenue was up $225 million, primarily due to higher deposit margins in Simplii Financial and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.

CIBC THIRD QUARTER 2023	21

Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $6 million, compared with a provision reversal of $9 million in the same quarter last year. The provision for credit losses on performing loans in the current quarter was the result of unfavourable credit migration largely offset by an improvement in our outlook. The provision for credit losses on performing loans in the same quarter last year was due to unfavourable credit migration, partially offset by an improvement in our outlook. The current quarter included a moderate provision for credit losses on impaired loans, while the same quarter last year included a provision reversal attributable to the oil and gas sector.
Provision for credit losses in the current quarter was down $13 million from the prior quarter. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook in the current quarter compared to an unfavourable change in the prior quarter, and lower unfavourable credit migration. Provision for credit losses on impaired loans was up slightly compared with the prior quarter.
Provision for credit losses for the nine months ended July 31, 2023 was $15 million, compared with a provision reversal of $61 million from the same period in 2022. The current period included a provision for credit losses on performing loans due to unfavourable credit migration, while the same period last year included a provision reversal due to a favourable change in our economic outlook. Provision reversal for credit losses on impaired loans was down mainly attributable to reversals in the oil and gas sector in the prior period.
Non-interest
expenses
Non-interest
expenses were up $80 million or 13% from the same quarter last year, primarily due to higher spending on strategic initiatives, and higher performance-based and employee-related compensation.
Non-interest
expenses were up $9 million or 1% from the prior quarter, primarily due to higher spending on strategic initiatives and higher performance-based compensation.
Non-interest
expenses for the nine months ended July 31, 2023 were up $206 million or 12% from the same period in 2022, primarily due to higher spending on strategic initiatives, and higher employee-related and performance-based compensation.
Income taxes
Income taxes were up $14 million from the same quarter last year, primarily due to higher income and were comparable with the prior quarter.
Income taxes for the nine months ended July 31, 2023 were up $24 million from the same period in 2022, primarily due to higher income.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Revenue
International banking	$245	$238	$189	$722	$558
Other	(178)	(162)	(80)	(450)	(321)
Total revenue (2)	67	76	109	272	237
Provision for (reversal of) credit losses
Impaired	17	11	11	43	41
Performing	(5)	(9)	(4)	(26)	(50)
Total provision for (reversal of) credit losses	12	2	7	17	(9)
Non-interest expenses	312	175	273	1,964	907
Loss before income taxes	(257)	(101)	(171)	(1,709)	(661)
Income taxes (2)	(156)	(148)	(118)	(216)	(386)
Net income (loss)	$(101)	$47	$(53)	$(1,493)	$(275)
Net income (loss) attributable to:
Non-controlling interests	$10	$11	$6	$30	$16
Equity shareholders	(111)	36	(59)	(1,523)	(291)
Full-time equivalent employees	24,785	25,355	25,456	24,785	25,456
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $66 million for the quarter ended July 31, 2023 (April 30, 2023: $64 million; July 31, 2022: $48 million) and $192 million for the nine months ended July 31, 2023 (July 31, 2022: $160 million).

Financial overview
Net loss for the quarter was $101 million, compared with a net loss of $53 million in the same quarter last year, primarily due to lower revenue, higher non-interest
expenses, and a higher provision for credit losses.
Net loss for the quarter was $101 million, compared with a net income of $47 million in the prior quarter, primarily due to higher non-interest
expenses, a higher provision of credit losses and lower revenue. The prior quarter included an adjustment to reduce legal provisions, shown as an item of note.
Net loss for the nine months ended July 31, 2023 was $1,493 million, compared with a net loss of $275 million from the same period in 2022, primarily due to higher non-interest
expenses and a provision for credit losses in the current period compared with a provision reversal in the prior period, partially offset by higher revenue.

22	CIBC THIRD QUARTER 2023

Revenue
Revenue was down $42 million or 39% from the same quarter last year.
International banking revenue was up $56 million, primarily due to higher net interest margin and the impact of foreign exchange translation.
Other revenue was down $98 million, primarily due to lower treasury revenue and lower revenue from our strategic investments.
Revenue was down $9 million or 12% from the prior quarter.
International banking revenue was up $7 million, primarily due to higher net interest margin, lower provision for credit losses on debt securities and the impact of additional days in the current quarter, partially offset by lower fees.
Other revenue was down $16 million, primarily due to lower revenue from our portfolio investments, partially offset by higher treasury revenue.
Revenue for the nine months ended July 31, 2023 was up $35 million or 15% from the same period in 2022.
International banking revenue was up $164 million, primarily due to higher net interest margin and foreign exchange translation.
Other revenue was down $129 million, primarily due to lower treasury revenue, a higher TEB adjustment and lower revenue from our strategic investments.
Provision for (reversal of) credit losses
Provision for credit losses was up $5 million from the same quarter last year. Provision reversals on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was up due to higher provisions in International banking.
Provision for credit losses was up $10 million from the prior quarter. Provision reversals on performing loans was down mainly due to a less favourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in International banking.
Provision for credit losses for the nine months ended July 31, 2023 was $17 million, compared with a provision reversal of $9 million from the same period in 2022. Provision reversal on performing loans was down as the same period last year included a favourable impact resulting from model parameter updates which reflected improved post-pandemic conditions. Provision for credit losses on impaired loans was comparable with the same period last year.
Non-interest
expenses
Non-interest
expenses were up $39 million or 14% from the same quarter last year, primarily due to higher corporate costs and higher expenses in International banking.
Non-interest
expenses were up $137 million or 78% from the prior quarter, as the prior quarter included an adjustment to reduce legal provisions, shown as an item of note, and higher corporate costs in the current quarter.
Non-interest expenses for the nine months ended July 31, 2023 were up $1,057 million or 117% from the same period in 2022, primarily due to an increase in legal provisions in the first quarter of 2023, shown as an item of note.
Income taxes
Income tax benefit was up $38 million from the same quarter last year, and was up $8 million from the prior quarter, primarily due to lower income.
Income tax benefit for the nine months ended July 31, 2023 was down $170 million from the same period in 2022, primarily due to the CRD tax and the retroactive impact of the 1.5% tax rate increase in the current period, shown as an item of note in the first quarter of 2023, partially offset by the impact of higher losses before income taxes.

CIBC THIRD QUARTER 2023	23

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2023 Jul. 31	2022 Oct. 31
Assets
Cash and deposits with banks	$40,412	$63,861
Securities	207,113	175,879
Securities borrowed and purchased under resale agreements	87,385	84,539
Loans and acceptances, net of allowance for credit losses	538,216	528,657
Derivative instruments	30,035	43,035
Other assets	39,840	47,626
	$943,001	$943,597
Liabilities and equity
Deposits	$704,505	$697,572
Obligations related to securities lent, sold short and under repurchase agreements	104,704	97,308
Derivative instruments	38,513	52,340
Other liabilities	37,433	39,703
Subordinated indebtedness	6,455	6,292
Equity	51,391	50,382
	$943,001	$943,597
Assets
As at July 31, 2023, total assets were down $0.6 billion from October 31, 2022, net of approximately $10 billion due to the depreciation of the U.S. dollar.
Cash and deposits with banks decreased by $23.4 billion or 37%, primarily due to lower short-term placements in Treasury.
Securities increased by $31.2 billion or 18%, primarily due to increases in equity trading securities and debt security portfolios in Treasury and trading businesses.
Securities borrowed and purchased under resale agreements increased by $2.8 billion or 3%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $9.6 billion or 2%, primarily due to increases in business and government loans, which was net of the impact of foreign exchange translation, Canadian residential mortgages, and the credit card portfolio.
Derivative instruments decreased by $13.0 billion or 30%, largely driven by decreases in foreign exchange, other commodity, and interest rate derivatives valuation, partially offset by an increase in equity derivatives valuation.
Other assets decreased by $7.8 billion or 16%, primarily due to decreases in collateral pledged for derivatives and broker receivables, partially offset by increases in precious metals and accrued interest receivable.
Liabilities
As at July 31, 2023, total liabilities were down $1.6 billion from October 31, 2022, net of approximately $10 billion due to the depreciation of the U.S. dollar.
Deposits increased by $6.9 billion or 1%, primarily due to increased wholesale funding and domestic retail volume growth, partially offset by a decrease in business and government deposits. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $7.4 billion or 8%, primarily due to client-driven
activities.
Derivative instruments decreased by $13.8 billion or 26%, largely driven by decreases in foreign exchange, other commodity, and interest rate derivatives valuation, partially offset by an increase in equity derivatives valuation.
Other liabilities decreased by $2.3 billion or 6%, primarily due to decreases in collateral pledged for derivatives, broker payables, settlement of employee compensation and benefits accruals, and accounts payable and accrued expenses, partially offset by an increase in accrued interest payable.
Subordinated indebtedness increased by $0.2 billion or 3% due to the issuance of subordinated indebtedness during the first and second quarters, partially offset by the redemption of subordinated indebtedness in the second quarter. For further details see the “Capital management” section.
Equity
As at July 31, 2023, equity increased by $1.0 billion or 2% from October 31, 2022, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions and the issuance of common shares primarily related to our shareholder investment plan, partially offset by a net decrease in accumulated other comprehensive income primarily resulting from a net foreign currency translation loss related to our net investment in foreign operations and a net loss on cash flow hedges.

24	CIBC THIRD QUARTER 2023

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 46 of our 2022 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 3.0%, which was increased from 2.5% effective February 1, 2023, but can range from 0% to 4.0% of RWA (see the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.

CIBC THIRD QUARTER 2023	25

OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at July 31, 2023	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets	(1)	Domestic Stability Buffer	(2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%		3.0%		11.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%		3.0%		12.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%		3.0%		14.5%
Leverage ratio (3)	3.0%	n/a	0.5%	3.5%		n/a		3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%		3.0%		24.5%
TLAC leverage ratio (3)	6.75%	n/a	0.5%	7.25%		n/a		7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2023.
(2)
On June 20, 2023, OSFI announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023. See the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details.

(3)
Effective February 1, 2023, D-SIBs are required to hold a buffer that is set at 50% of a D-SIB’s higher-loss absorbency risk-weighted requirements, which is 0.5% for the leverage ratio and the TLAC leverage ratio.

n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2022 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.
Regulatory capital, leverage and TLAC ratios
(1)
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2023 Jul. 31	2022 Oct. 31
CET1 capital	$38,731	$37,005
Tier 1 capital	43,673	41,946
Total capital	50,411	48,263

RWA consisting of:
Credit risk	$267,544	$273,076
Market risk	7,839	9,230
Operational risk	42,390	33,328
Total RWA	$317,773	$315,634

CET1 ratio	12.2%	11.7%
Tier 1 capital ratio	13.7%	13.3%
Total capital ratio	15.9%	15.3%

Leverage ratio exposure (2)	$1,039,329	$961,791
Leverage ratio (2)	4.2%	4.4%

TLAC available	$96,037	$95,136
TLAC ratio	30.2%	30.1%
TLAC leverage ratio (2)	9.2%	9.9%
(1)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable, beginning in the first quarter of 2023. The July 31, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023 (see the “Continuous enhancement to regulatory capital and TLAC requirements” section).

(2)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the
COVID-19
pandemic was no longer applicable beginning in the second quarter of 2023.

CET1 ratio
The CET1 ratio at July 31, 2023 increased 0.5% from October 31, 2022, driven by the impact of an increase in CET 1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), the increase in common shares primarily related to our shareholder investment plan, and the increase in AOCI related to debt securities measured at fair value through other comprehensive income, partially offset by the impact of foreign currency translation.
The increase in RWA was due to an increase in operational risk RWA, partially offset by a decrease in credit risk and market risk RWA. The increase in operational risk RWA was mainly from the treatment of legal provisions under the revised operational risk framework pursuant to the Basel III reforms implemented in the second quarter of 2023. There was a net decrease in credit risk RWA from the implementation of the Basel III reforms, the benefit of a risk transfer transaction, and the net impact of foreign currency translation, partially offset by increases in asset size. The decrease in market risk RWA was largely the result of a decrease in risk levels and model updates.
Tier 1 capital ratio
The Tier 1 capital ratio at July 31, 2023 increased 0.4% from October 31, 2022, primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at July 31, 2023 increased 0.6% from October 31, 2022, primarily due to the factors affecting the Tier 1 capital ratio noted above, and a net increase in NVCC subordinated debentures and eligible allowances included in Tier 2 capital. See the “Capital initiatives” section for further details.

26	CIBC THIRD QUARTER 2023

Leverage ratio
The leverage ratio at July 31, 2023 decreased 0.2% from October 31, 2022, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by the discontinuation of the temporary exclusion of Central bank reserves from the on-balance
sheet exposure measure.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at July 31, 2023 increased 0.1% from October 31, 2022, driven by the impact of an increase in TLAC, partially offset by an increase in RWA. The increase in TLAC was primarily due to issuances of bail-in
eligible liabilities.
The TLAC leverage ratio at July 31, 2023 decreased 0.7% from October 31, 2022, primarily due to the factors affecting the leverage ratio exposure as noted above, partially offset by an increase in TLAC.
Continuous enhancement to regulatory capital and TLAC requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, with the overall objective of enhancing financial stability (see page 39 of our 2022 Annual Report). The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2022 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives and management of operational risk. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational risk framework based on income and historical operational losses;
•	Revised market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
These changes were implemented in the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which will be implemented in the first quarter of 2024. In addition, related revisions to existing Pillar 3 disclosure requirements were implemented in the second quarter of 2023, and new Pillar 3 disclosures will be implemented in the fourth quarter of 2023 for
D-SIBs.
The impact to the CET1 ratio from the Basel III reforms are noted above in the “Regulatory capital, leverage and TLAC ratios” section.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI requires implementation of the 2019 market risk framework in the first quarter of 2024.
Domestic Stability Buffer
On December 8, 2022, OSFI increased the upper limit of the DSB’s range from 2.5% to 4.0% of total RWA in response to existing market conditions and elevated economic uncertainties. The DSB was 3.0% as of July 31, 2023, which was increased from 2.5% effective February 1, 2023. On June 20, 2023, OSFI further announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023. As a result, OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital will increase to 11.5%, 13.0% and 15.0% respectively, effective November 1, 2023.
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures.
Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
Capital initiatives
The following were the main capital initiatives undertaken in 2023:
Normal course issuer bid
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 805,620 common shares for consideration of $46 million for the current quarter and 2,254,186 common shares for consideration of $132 million for the nine months ended July 31, 2023.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 5,197,202 common shares for consideration of $294 million for the current quarter and 15,281,015 common shares for consideration of $862 million for the nine months ended July 31, 2023.

CIBC THIRD QUARTER 2023	27

Dividends
On May 24, 2023, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.85 per share to $0.87 per share for the quarter ending July 31, 2023.
Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033. The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033. The debenture qualifies as Tier 2 capital.
On April 4, 2023, we redeemed $1.5 billion principal amount of 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
On April 20, 2023, we issued $750 million principal amount of 5.35% Debentures due April 20, 2033. The Debentures bear interest at a fixed rate of 5.35% per annum (paid semi-annually) until April 20, 2028, and at Daily Compounded CORRA plus 2.23% per annum (paid quarterly) thereafter until maturity on April 20, 2033. The debenture qualifies as Tier 2 capital.
Non-cumulative
Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one
basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2023. See the “Convertible instruments” section below and Note 15 to our consolidated financial statements included in our 2022 Annual Report for further details.
Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2023	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC) (3)	16,000,000	$400	$2.50	160,000,000
Series 41 (NVCC) (3)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC) (3)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC) (3)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC) (3)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC) (3)	10,000,000	250	2.50	100,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Limited recourse capital notes (2)(4)
4.375% Limited recourse capital notes Series 1 (NVCC) (3)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC) (3)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness (2)(5)
2.95% Debentures due June 19, 2029 (NVCC) (3)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC) (3)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC) (3)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC) (3)	n/a	1,000	2.50	600,000,000
5.33% Debenture due January 20, 2033 (NVCC)	n/a	1,000	2.50	600,000,000
5.35% Debenture due April 20, 2033 (NVCC)	n/a	750	2.50	450,000,000
Total		$11,175		5,720,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC limited recourse capital notes have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(4)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.

28	CIBC THIRD QUARTER 2023

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 86% based on the number of CIBC common shares outstanding as at July 31, 2023. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at July 31, 2023, $54.4 billion (October 31, 2022: $55.1 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. During the second quarter, we entered into a new arrangement involving a structured entity (SE) to transfer a portion of our credit risk exposure on certain corporate loans to third-party note holders of the SE. We do not consolidate the SE as our remaining exposure to variable returns is substantially less than that of the note holders of the SE. Further details of our off-balance
sheet arrangements are also provided on pages 45–46 of our 2022 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2022 Annual Report.

CIBC THIRD QUARTER 2023	29

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 47 to 86 of our 2022 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk types and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 55 to 58 of our 2022 Annual Report for details regarding the following top and emerging risks:
•	Pandemic risk
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2022 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

30	CIBC THIRD QUARTER 2023

Inflation, interest rates and economic growth
High inflation continued to drive tightening in monetary policies by major central banks in the third quarter of 2023, posing risks to the economic growth ahead. The rapid increase in interest rates is putting pressure on credit risks globally. U.S. regional bank failures are putting pressure on liquidity and funding conditions for the financial industry, while tightening credit for U.S. small and medium sized businesses. Commercial office real estate, particularly in the United States, is facing challenges due to post
COVID-19
hybrid work arrangements and high interest rates, negatively impacting office asset valuations. Further details on the U.S. office real estate exposure are provided in the “Credit risk – U.S. office real estate exposure” section. The impact of higher interest rates on Canadian mortgages is discussed under “Canadian consumer debt and the housing market” below and in the “Credit risk – Real estate secured personal lending” section. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and businesses. Further details on the macroeconomic environment are provided in the “Financial performance overview – Economic outlook” section.
Canadian consumer debt and the housing market
OSFI’s Guideline
B-20
was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income
ratios flattened in 2018–2019. Following the initial impact of
COVID-19,
the housing market rebounded strongly in 2021–2022, with rapid price growth, increasing the risk that new borrowers may be unable to repay loan obligations due to higher mortgage indebtedness levels. In recent quarters, higher interest rates caused some correction to housing prices and put pressure on debt serviceability. Given the rapid increase in housing price levels and re-ignited
concerns around household indebtedness in 2021–2022, OSFI took proactive actions in assessing lenders’ practices under the existing market conditions. In June 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% and, in June 2022, OSFI released a new advisory and clarifications on the treatment of innovative real estate secured lending products under Guideline
B-20.
OSFI’s public consultation for
B-20
to propose complementary debt serviceability measures to control high consumer indebtedness (i.e., loan-to-income
and
debt-to-income
restrictions) closed in April 2023. On July 11, 2023, OSFI proposed changes to the Capital Adequacy Requirements (CAR) and Mortgage Insurer Capital Adequacy Test (MICAT) guidelines, which will result in an increase in RWA for negative-amortization mortgages with LTV over 65% effective November 1, 2023. If the proposal is finalized without significant changes, we are prepared for implementation. CIBC continues to monitor the impact of macroeconomic factors to our clients through stress tests and scenario/sensitivity analyses. Additionally, CIBC is also closely monitoring our mortgage clients who have or will soon renew for signs of financial stress in the current high rate environment. See the “Real estate secured personal lending” section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues, with potential negative impacts on supply chains;
•	Rising civil unrest and activism globally;
•	Relations between the U.S. and Iran; and
•	Tensions in the Middle East.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Climate risk
The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC’s profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon
future, can impact the financial health of our clients as changes in policy and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks. As the world transitions to a low-carbon
economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our operations and our business activities. In support of this commitment, we announced our ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, including interim targets to reduce the carbon intensity of our financed emissions in the oil and gas and power generation sectors by 2030. This builds on our environmental leadership and enhances our ability to continue creating long-term shareholder value as the landscape of climate-related risks and opportunities evolves.
Setting
net-zero
targets across a complex set of financing activities is an emerging practice and our methodology is informed by international standards and current industry best practices. With our first targets in place, we are now working to accelerate our climate aspirations by embedding net-zero
considerations through our business practices and financing activities.
There is an increasing demand for disclosure around climate-related risk identification and mitigation. We support the Task Force on Climate-related Financial Disclosure’s (TCFD’s) recommendations for globally consistent and comparable climate disclosure and published our third standalone report in March 2023, which presents information about CIBC’s efforts towards aligning our climate disclosure with the TCFD framework.

CIBC THIRD QUARTER 2023	31

In the past year, a number of regulators and standard-setting organizations announced intentions of preparing disclosure frameworks related to climate change risks. Key among them is the IFRS Foundation’s establishment of the International Sustainability Standards Board (ISSB) to develop global sustainability disclosure standards for the financial markets and to increase connectivity with accounting standards. In June 2023, the ISSB issued its inaugural standards IFRS S1 “General Requirements for Disclosure of Sustainability-related Financial Information” (IFRS S1) and IFRS S2 “Climate-related Disclosures” (IFRS S2). Both standards are designed to enable companies to communicate sustainability-related risks and opportunities to investors over the short, medium and long term. IFRS S1 addresses the content and presentation requirement for sustainability disclosures more broadly, whereas IFRS S2 focuses specifically on climate-related disclosure. Based on the transition rules set out in the standards, they will apply to CIBC for our year ended October 31, 2025 reporting period to the extent they become effective in Canada. In addition, regulators such as the SEC, OSFI and the Canadian Securities Administrators (CSA) have released proposed requirements for climate risk disclosures including defining guidance and expectations related to climate risk management practices and metrics to measure this risk. In March 2023, OSFI released Guideline
B-15
on Climate Risk Management, which will be initially effective for us for our year ended October 31, 2025 reporting period, with the disclosures required to be made publicly available within 180 days of the fiscal year-end. OSFI’s principles-based expectations set out in this guideline focus on understanding and mitigating the impact of climate-related risks to business models and strategy, governance and risk management practices used to manage climate-related risks, and remaining financially and operationally resilient through severe climate scenarios.
Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.
See the “Environmental and social risk” section in our 2022 Annual Report for additional information.
Commodity prices
Following several months of declining prices, commodities started to show signs of strength in the third quarter of 2023. Crude oil prices increased in July, reaching highs last seen in mid-April, driven by tightening supplies and an improving macroeconomic backdrop. Natural gas prices, although still well off the highs observed last year, were slightly higher driven by warm weather and lower-than-expected storage builds. The war in Ukraine continues to impact commodity prices, with grain prices exhibiting elevated volatility after Russia decided to withdraw from the Ukraine grain-export deal. CIBC continues to monitor longer-term developments as geopolitical tensions and desire for energy independence face off against decarbonization ambitions in shaping energy policies and trade flows.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. In Canada, to improve the effectiveness of the AML/ATF regime, amendments to the regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act continue to be published, (with some provisions coming into force by 2024). In accordance with these amendments, we have implemented procedures, processes and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF and sanctions training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate. Since March 2022, Canada, the U.S., U.K. and the European Union (EU) continue to expand and adjust economic sanctions on Russia over its war in Ukraine, which continue to develop. While overall exposure is deemed limited, we continue to monitor and enhance controls, as required to respond to this evolving situation.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar European benchmarks have been reformed and replaced by alternative benchmark rates (alternative rates) that meet regulatory definitions. In addition to these, USD LIBOR ceased as at June 30, 2023. In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR. Additionally, on January 11, 2023, CARR announced the development of a Term CORRA rate. See the “Other regulatory developments” section for further details.
Tax reform
On August 4, 2023, the Department of Finance (Canada) issued draft legislation to implement the Organisation for Economic
Co-Operation
and Development’s Pillar Two plan. See the “Financial results review – Taxes” section for further details.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to our interim consolidated financial statements for additional information on accounting developments.

32	CIBC THIRD QUARTER 2023

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2023:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)
As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3 years of revenue and total 10 years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023.

(3)	Includes counterparty credit risk (CCR) of $11 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $14,116 million, which comprises derivatives and repo-style transactions.
(5)	Includes CCR of $403 million, which comprises derivatives and repo-style transactions.
(6)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(7)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC THIRD QUARTER 2023	33

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.

$ millions, as at	2023 Jul. 31			2022 Oct. 31
	IRB approach (1)	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Drawn (2)	$301,758	$75,546	$377,304	$314,712	$76,152	$390,864
Undrawn commitments	57,441	9,205	66,646	74,327	10,160	84,487
Repo-style transactions (3)	322,060	–	322,060	256,063	–	256,063
Other off-balance sheet (3)	15,033	839	15,872	91,350	831	92,181
OTC derivatives	16,915	156	17,071	21,856	110	21,966
Gross EAD on business and government portfolios	713,207	85,746	798,953	758,308	87,253	845,561
Less: Collateral held for repo-style transactions (3)	309,098	–	309,098	237,484	–	237,484
Net EAD on business and government portfolios	404,109	85,746	489,855	520,824	87,253	608,077
Retail portfolios
Drawn	319,695	10,479	330,174	317,071	10,590	327,661
Undrawn commitments	102,239	3,697	105,936	99,817	28	99,845
Other off-balance sheet	427	131	558	420	121	541
Gross EAD on retail portfolios	422,361	14,307	436,668	417,308	10,739	428,047
Securitization exposures	23,070	13,004	36,074	15,333	3,257	18,590
Gross EAD (4)	$ 1,158,638	$113,057	$1,271,695	$1,190,949	$101,249	$1,292,198
Net EAD (4)	$849,540	$113,057	$962,597	$953,465	$101,249	$1,054,714
(1)	Effective in the second quarter of 2023, the IRB approach includes both the Advanced IRB (AIRB) approach and the Foundation IRB (FIRB) approach.
(2)	The first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.
(3)
In the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance
sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

(4)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial
institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.
Non-trading
equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security starting in the second quarter of 2023. Risk-weighting for non-trading
equity securities was at 100% prior to the second quarter of 2023.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

34	CIBC THIRD QUARTER 2023

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is lower risk compared to other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at July 31, 2023	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$20.0	13%	$128.2	87%	$10.8	100%	$20.0	13%	$139.0	87%
British Columbia and territories (4)	6.6	13	45.3	87	3.9	100	6.6	12	49.2	88
Alberta	11.2	42	15.3	58	1.9	100	11.2	39	17.2	61
Quebec	4.9	22	16.9	78	1.2	100	4.9	21	18.1	79
Central prairie provinces	2.9	40	4.4	60	0.6	100	2.9	37	5.0	63
Atlantic provinces	3.0	33	6.1	67	0.7	100	3.0	31	6.8	69
Canadian portfolio (5)(6)	48.6	18	216.2	82	19.1	100	48.6	17	235.3	83
U.S. portfolio (5)	–	–	2.4	100	–	–	–	–	2.4	100
Other international portfolio (5)	–	–	2.6	100	–	–	–	–	2.6	100
Total portfolio	$48.6	18%	$221.2	82%	$19.1	100%	$48.6	17%	$240.3	83%
October 31, 2022	$52.6	20%	$214.2	80%	$19.4	100%	$52.6	18%	$233.6	82%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at July 31, 2023 and October 31, 2022.
(3)
Includes $9.0 billion (October 31, 2022: $9.9 billion) of insured residential mortgages, $79.3 billion (October 31, 2022: $77.0 billion) of uninsured residential mortgages, and $6.2 billion (October 31, 2022: $6.3 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $2.9 billion (October 31, 2022: $3.2 billion) of insured residential mortgages, $30.8 billion (October 31, 2022: $30.6 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2022: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
59% (October 31, 2022: 61%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average
loan-to-value
(LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended July 31, 2023, are provided in the following table:

	For the three months ended						For the nine months ended
	2023 Jul. 31		2023 Apr. 30		2022 Jul. 31		2023 Jul. 31		2022 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	65%	65%	65%	65%	64%	65%	65%	65%	65%
British Columbia and territories (3)	62	63	62	61	62	63	62	62	62	64
Alberta	71	72	72	72	72	72	72	72	72	73
Quebec	69	70	68	69	69	71	69	70	69	71
Central prairie provinces	71	71	71	71	71	73	71	71	71	73
Atlantic provinces	68	69	69	69	69	70	69	69	70	71
Canadian portfolio (4)	66%	66%	66%	65%	65%	65%	66%	66%	65%	66%
U.S. portfolio (4)	60%	n/m	68%	n/m	66%	n/m	63%	n/m	64%	n/m
Other international portfolio (4)	73%	n/m	71%	n/m	72%	n/m	72%	n/m	73%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 65% (April 30, 2023: 64%; July 31, 2022: 64%) and 65% for the nine months ended July 31, 2023 (July 31, 2022: 65%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 61% (April 30, 2023: 60%; July 31, 2022: 61%) and 61% for the nine months ended July 31, 2023 (July 31, 2022: 62%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2023 (1)(2)	54%	51%
October 31, 2022 (1)(2)	50%	48%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2023 and October 31, 2022 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2023 and September 30, 2022, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 50% (October 31, 2022: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 45% (October 31, 2022: 44%).

CIBC THIRD QUARTER 2023	35

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2023	–%	1%	1%	11%	51%	36%	–%	–%
October 31, 2022	–%	1%	1%	10%	54%	34%	–%	–%
U.S. portfolio
July 31, 2023	–%	1%	–%	2%	10%	87%	–%	–%
October 31, 2022	–%	1%	–%	2%	9%	88%	–%	–%
Other international portfolio
July 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
July 31, 2023	1%	3%	5%	13%	31%	20%	2%	25%
October 31, 2022	1%	3%	5%	13%	31%	17%	4%	26%
U.S. portfolio
July 31, 2023	1%	2%	7%	8%	10%	72%	–%	–%
October 31, 2022	1%	2%	6%	9%	10%	72%	–%	–%
Other international portfolio
July 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
(1)
Includes variable rate mortgages of $65.6 billion (October 31, 2022: $67.5 billion), of which $49.8 billion (October 31, 2022: $38.5 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at July 31, 2023 and October 31, 2022, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2023, our Canadian condominium mortgages were $39.9 billion (October 31, 2022: $38.7 billion) of which 19% (October 31, 2022: 20%) were insured. Our drawn developer loans were $2.2 billion (October 31, 2022: $1.7 billion) or 1.1% (October 31, 2022: 0.8%) of our business and government portfolio, and our related undrawn exposure was $6.0 billion (October 31, 2022: $5.9 billion). The condominium developer exposure is diversified across 120 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.
OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which complements existing expectations under Guideline
B-20.
The Advisory articulates OSFI’s expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all federally regulated financial institutions (FRFIs) that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC’s Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that the portion of an HPP balance above the 65% LTV limit must be amortizing and non-readvanceable. For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. OSFI expects this change to take place for existing borrowers upon the first renewal date of their HPP mortgage after October 2023. We expect to discontinue the origination of HPPs that do not meet these requirements by October 2023.

36	CIBC THIRD QUARTER 2023

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements included in our 2022 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative MTM receivables:

$ billions, as at	2023 Jul. 31		2022 Oct. 31
	Exposure (1)
Investment grade	$5.95	90.3%	$11.18	79.1%
Non-investment grade	0.64	9.7	2.87	20.3
Watch list	–	–	0.09	0.6
Default	–	–	–	–
Unrated	–	–	–	–
	$6.59	100.0%	$14.14	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2023 Jul. 31			2023 Apr. 30			2022 Jul. 31			2023 Jul. 31			2022 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,409	$919	$2,328	$1,042	$900	$1,942	$999	$775	$1,774	$920	$823	$1,743	$1,033	$800	$1,833
Classified as impaired during the period	573	501	1,074	528	481	1,009	151	386	537	1,333	1,471	2,804	400	1,062	1,462
Transferred to performing during the period	(15)	(95)	(110)	(24)	(137)	(161)	(41)	(64)	(105)	(86)	(323)	(409)	(70)	(214)	(284)
Net repayments (1)	(153)	(125)	(278)	(108)	(79)	(187)	(153)	(107)	(260)	(302)	(296)	(598)	(234)	(342)	(576)
Amounts written off	(80)	(285)	(365)	(37)	(254)	(291)	(41)	(201)	(242)	(128)	(761)	(889)	(237)	(527)	(764)
Foreign exchange and other	(23)	(10)	(33)	8	8	16	(2)	(1)	(3)	(26)	(9)	(35)	21	9	30

Balance at end of period	$1,711	$905	$2,616	$1,409	$919	$2,328	$913	$788	$1,701	$1,711	$905	$2,616	$913	$788	$1,701

Allowance for credit losses – impaired loans	$627	$373	$1,000	$514	$363	$877	$356	$287	$643	$627	$373	$1,000	$356	$287	$643
Net impaired loans (2)
Balance at beginning of period	$895	$556	$1,451	$632	$573	$1,205	$622	$471	$1,093	$569	$510	$1,079	$525	$536	$1,061
Net change in gross impaired	302	(14)	288	367	19	386	(86)	13	(73)	791	82	873	(120)	(12)	(132)
Net change in allowance	(113)	(10)	(123)	(104)	(36)	(140)	21	17	38	(276)	(60)	(336)	152	(23)	129

Balance at end of period	$1,084	$532	$1,616	$895	$556	$1,451	$557	$501	$1,058	$1,084	$532	$1,616	$557	$501	$1,058

Net impaired loans as a percentage of net loans and acceptances			0.30%			0.27%			0.20%			0.30%			0.20%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at July 31, 2023, gross impaired loans were $2,616 million, up $915 million from the same quarter last year, primarily due to increases in the real estate and construction, the retail and wholesale, and the financial institutions sectors, as well as Canadian residential mortgages and the personal lending portfolios, partially offset by a decrease in the capital goods manufacturing sector.
Gross impaired loans were up $288 million from the prior quarter, primarily due to increases in the real estate and construction, and the financial institutions sectors, partially offset by decreases in the capital goods manufacturing sector and in CIBC FirstCaribbean.
46% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, and the education, health and social services sectors accounted for the majority.
41% of gross impaired loans related to the U.S., of which the real estate and construction, the financial institutions, the retail and wholesale, the business services and the hardware and software sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services, and the real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $1,000 million, up $357 million from the same quarter last year, primarily due to increases in the real estate and construction, the retail and wholesale, and the education, health and social services sectors, as well as the Canadian personal lending and mortgage portfolios.
Allowance for credit losses on impaired loans was up $123 million from the prior quarter, primarily due to increases in the real estate and construction, and the retail and wholesale sectors, as well as the Canadian residential mortgage and personal lending portfolios.

CIBC THIRD QUARTER 2023	37

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2023 Jul. 31	2022 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$901	$–	$901	$874
Personal	254	–	254	247
Credit card (1)	202	109	311	331
Business and government	268	–	268	256
	$1,625	$109	$1,734	$1,708
(1)
For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2023	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$9,272	$825	$3,607	$13,704	$7,086	$618	$7,704	$1,024	$1	$336	$1,361	$22,769
Europe excluding U.K. (2)	6,702	2,293	5,588	14,583	6,376	1,518	7,894	18	62	387	467	22,944
Caribbean	4,892	2,148	3,475	10,515	1,693	2,053	3,746	4	–	55	59	14,320
Latin America (3)	646	116	30	792	408	11	419	–	45	1	46	1,257
Asia	501	4,334	3,556	8,391	123	356	479	–	290	851	1,141	10,011
Oceania (4)	7,542	1,053	1,356	9,951	3,731	39	3,770	38	–	23	61	13,782
Other	162	–	2	164	521	1	522	–	–	–	–	686
Total (5)	$29,717	$10,769	$17,614	$58,100	$19,938	$4,596	$24,534	$1,084	$398	$1,653	$3,135	$85,769
October 31, 2022	$26,724	$11,093	$16,440	$54,257	$18,017	$4,591	$22,608	$1,023	$365	$1,936	$3,324	$80,189
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $3.2 billion (October 31, 2022: $6.5 billion), collateral on repo-style transactions was $66.4 billion (October 31, 2022: $62.4 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $4,508 million (October 31, 2022: $4,355 million) to supranationals (a multinational organization or a political union comprising member nation-states).
U.S. office real estate exposure
Our drawn real estate and construction portfolio in the U.S. was $22,993 million as at July 31, 2023, including $4,747 million (US$3,600 million) related to U.S. office real estate exposure. Our total drawn commercial loans outstanding related to U.S. office commercial real estate was $5,074 million (US$3,848 million), including $327 million (US$248 million) in sectors outside of real estate and construction, out of which $677 million (US$514 million) was impaired. The average LTV at origination of the portfolio was 60%, however values have dropped significantly due to sector headwinds. We are closely monitoring this portfolio as conditions evolve.

38	CIBC THIRD QUARTER 2023

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk primarily arises in CIBC’s Capital Markets and Treasury activities, and encompasses all market-related positioning and market-making activities.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The Banking book consists of positions in various currencies that are related to asset/liability management and funding, liquidity management and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2023 Jul. 31					2022 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$13,545	$–		$1,587	$11,958	$31,535	$–		$3,009	$28,526	Foreign exchange
Interest-bearing deposits with banks	26,867	–		26,867	–	32,326	9		32,317	–	Interest rate
Securities	207,113	64,197		142,916	–	175,879	50,295		125,584	–	Interest rate, equity
Cash collateral on securities borrowed	13,497	–		13,497	–	15,326	–		15,326	–	Interest rate
Securities purchased under resale agreements	73,888	–		73,888	–	69,213	–		69,213	–	Interest rate
Loans
Residential mortgages	272,525	–		272,525	–	269,706	–		269,706	–	Interest rate
Personal	45,552	–		45,552	–	45,429	–		45,429	–	Interest rate
Credit card	18,179	–		18,179	–	16,479	–		16,479	–	Interest rate
Business and government	194,350	397		193,953	–	188,542	209		188,333	–	Interest rate
Allowance for credit losses	(3,715)	–		(3,715)	–	(3,073)	–		(3,073)	–	Interest rate
Derivative instruments	30,035	27,998		2,037	–	43,035	40,048		2,987	–	Interest rate, foreign exchange
Customers’ liability under acceptances	11,325	–		11,325	–	11,574	–		11,574	–	Interest rate
Other assets	39,840	2,970		23,765	13,105	47,626	2,025		34,294	11,307	Interest rate, equity, foreign exchange
	$943,001	$95,562		$822,376	$25,063	$943,597	$92,586		$811,178	$39,833
Deposits	$704,505	$681	(2)	$637,932	$65,892	$697,572	$714	(2)	$626,562	$70,296	Interest rate
Obligations related to securities sold short	17,749	16,101		1,648	–	15,284	14,216		1,068	–	Interest rate
Cash collateral on securities lent	5,092	–		5,092	–	4,853	–		4,853	–	Interest rate
Obligations related to securities sold under repurchase agreements	81,863	–		81,863	–	77,171	–		77,171	–	Interest rate
Derivative instruments	38,513	37,205		1,308	–	52,340	46,393		5,947	–	Interest rate, foreign exchange
Acceptances	11,339	–		11,339	–	11,586	–		11,586	–	Interest rate
Other liabilities	26,094	2,896		11,509	11,689	28,117	2,836		14,347	10,934	Interest rate
Subordinated indebtedness	6,455	–		6,455	–	6,292	–		6,292	–	Interest rate
	$891,610	$56,883		$757,146	$77,581	$893,215	$64,159		$747,826	$81,230
(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Comprises FVO deposits which are considered trading for market risk purposes.

CIBC THIRD QUARTER 2023	39

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our
Value-at-Risk
(VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following table shows VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

	As at or for the three months ended								As at or for the nine months ended
$ millions				2023 Jul. 31		2023 Apr. 30		2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$9.6	$5.7	$7.2	$7.4	$6.3	$7.0	$5.8	$6.8	$7.1	$7.8
Credit spread risk	1.8	1.2	1.3	1.4	1.4	1.4	1.4	1.9	1.4	4.2
Equity risk	7.4	3.3	5.5	4.9	3.3	6.1	4.3	5.6	5.6	4.9
Foreign exchange risk	0.9	0.3	0.6	0.5	0.7	0.8	1.1	1.9	0.8	1.9
Commodity risk	3.8	1.4	2.3	2.4	1.9	2.5	1.3	1.9	2.5	2.6
Debt specific risk	3.9	1.7	1.9	2.4	2.0	2.2	1.8	2.1	2.1	2.3
Diversification effect (1)	n/m	n/m	(9.3)	(9.8)	(7.8)	(10.7)	(7.2)	(10.0)	(10.4)	(14.6)
Total VaR (one-day measure)	$12.2	$6.9	$9.5	$9.2	$7.8	$9.3	$8.5	$10.2	$9.1	$9.1
Stressed total VaR (one-day measure)	$50.1	$15.6	$43.6	$33.0	$32.1	$34.8	$23.5	$27.1	$37.1	$29.0
IRC (one-year measure)	$118.1	$88.1	$88.1	$101.7	$109.3	$103.1	$121.9	$139.5	$112.7	$138.6
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended July 31, 2023 was down $0.1 million from the prior quarter, driven primarily by decreases in equity and foreign exchange risks, offset by a decrease in diversification benefit and an increase in interest rate risk.
Average stressed total VaR for the three months ended July 31, 2023 was down $1.8 million from the prior quarter, primarily due to an increase in diversification benefit. For all quarters shown, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended July 31, 2023 was down $1.4 million from the prior quarter, due to a decrease in trading book bond inventory within our fixed income portfolio.

40	CIBC THIRD QUARTER 2023

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 99% of the days. Average daily trading revenue (TEB) was $7.9 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB)
(1)
versus VaR
(2)
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.

Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2023 Jul. 31			2023 Apr. 30			2022 Jul. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$303	$111	$414	$276	$83	$359	$321	$33	$354
Increase (decrease) in EVE	(593)	(293)	(886)	(502)	(290)	(792)	(667)	(317)	(984)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(310)	(86)	(396)	(328)	(62)	(390)	(375)	(31)	(406)
Increase (decrease) in EVE	519	312	831	413	311	724	614	322	936
(1)	Includes CAD and other currency exposures.

CIBC THIRD QUARTER 2023	41

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2023	Cash and deposits with banks	$40,412	$–	$40,412	$1,094	$39,318
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	151,717	86,227	237,944	124,310	113,634
	Other debt securities	4,588	8,254	12,842	2,409	10,433
	Equities	45,565	26,259	71,824	34,690	37,134
	Canadian government guaranteed National Housing Act mortgage-backed securities	32,389	3,516	35,905	16,491	19,414
	Other liquid assets (2)	12,172	2,206	14,378	7,382	6,996
		$286,843	$126,462	$413,305	$186,376	$226,929
2022	Cash and deposits with banks	$63,861	$–	$63,861	$286	$63,575
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	133,923	85,602	219,525	122,283	97,242
	Other debt securities	6,764	8,957	15,721	2,262	13,459
	Equities	30,825	29,521	60,346	30,408	29,938
	Canadian government guaranteed National Housing Act mortgage-backed securities	33,148	3,321	36,469	16,711	19,758
	Other liquid assets (2)	19,159	2,326	21,485	16,040	5,445
		$287,680	$129,727	$417,407	$187,990	$229,417
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2023 Jul. 31	2022 Oct. 31
CIBC (parent)	$168,980	$166,968
Domestic subsidiaries	1,278	11,535
Foreign subsidiaries	56,671	50,914
	$226,929	$229,417
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to the unencumbered liquid asset values to determine estimated cash inflows from monetization. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets as at July 31, 2023 decreased by $2.5 billion since October 31, 2022, primarily due to a reduction in cash balances, partially offset by an increase in unencumbered liquid securities. These changes are as a result of a reduction in business and government client deposits over the period.
We maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

42	CIBC THIRD QUARTER 2023

Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2023	Cash and deposits with banks	$–	$1,094		$39,318	$–		$40,412
Jul. 31	Securities (3)	162,505	5,923		163,727	–		332,155
	Loans, net of allowance (4)	–	55,196		28,635	443,060		526,891
	Other assets	6,286	–		3,078	71,836		81,200
		$168,791	$62,213		$234,758	$514,896		$980,658
2022	Cash and deposits with banks	$–	$286		$63,575	$–		$63,861
Oct. 31	Securities (3)	157,357	5,263		141,964	–		304,584
	Loans, net of allowance (4)	–	46,720		29,645	440,718	(5)	517,083
	Other assets	13,637	–		2,304	86,294		102,235
		$170,994	$52,269		$237,488	$527,012		$987,763
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Revised from the amount previously presented.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

CIBC THIRD QUARTER 2023	43

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended July 31, 2023		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$182,337
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$218,869		16,741
3	Stable deposits	99,806		2,994
4	Less stable deposits	119,063		13,747
5	Unsecured wholesale funding, of which:	225,338		102,577
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	108,761		26,120
7	Non-operational deposits (all counterparties)	91,961		51,841
8	Unsecured debt	24,616		24,616
9	Secured wholesale funding	n/a		13,599
10	Additional requirements, of which:	152,195		32,798
11	Outflows related to derivative exposures and other collateral requirements	19,800		7,443
12	Outflows related to loss of funding on debt products	4,327		4,327
13	Credit and liquidity facilities	128,068		21,028
14	Other contractual funding obligations	6,547		5,321
15	Other contingent funding obligations	407,584		8,039
16	Total cash outflows	n/a		179,075
Cash inflows
17	Secured lending (e.g. reverse repos)	91,165		19,071
18	Inflows from fully performing exposures	24,983		12,503
19	Other cash inflows	8,219		8,219
20	Total cash inflows	$124,367		$39,793
				Total adjusted value
21	Total HQLA	n/a		$182,337
22	Total net cash outflows	n/a		$139,282
23	LCR	n/a		131%
$ millions, average of the three months ended April 30, 2023				Total adjusted value
24	Total HQLA	n/a		$177,309
25	Total net cash outflows	n/a		$143,091
26	LCR	n/a		124%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at July 31, 2023 increased to 131% from 124% in the prior quarter, due to an increase in HQLA and a decrease in total net cash outflows. The increase in total HQLA compared to the prior quarter mainly reflects an increase in term funding.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

44	CIBC THIRD QUARTER 2023

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at July 31, 2023		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$52,996	$–	$–	$5,849	$58,845
2	Regulatory capital	52,996	–	–	5,849	58,845
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	180,069	55,127	22,205	17,933	254,739
5	Stable deposits	89,470	18,996	11,524	8,448	122,438
6	Less stable deposits	90,599	36,131	10,681	9,485	132,301
7	Wholesale funding	161,227	185,862	56,902	98,286	229,990
8	Operational deposits	105,660	3,925	–	–	54,793
9	Other wholesale funding	55,567	181,937	56,902	98,286	175,197
10	Liabilities with matching interdependent assets	–	2,306	1,431	11,557	–
11	Other liabilities	–	191,985 (1)			7,258
12	NSFR derivative liabilities		102,274 (1)
13	All other liabilities and equity not included in the above categories	–	46,483	131	43,097	7,258
14	Total ASF					550,832
RSF item
15	Total NSFR HQLA					16,264
16	Deposits held at other financial institutions for operational purposes	–	2,686	–	88	1,430
17	Performing loans and securities	73,184	123,360	56,486	353,590	396,151
18	Performing loans to financial institutions secured by Level 1 HQLA	–	26,350	785	57	1,769
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	436	41,046	7,788	19,817	28,794
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	36,117	39,550	28,092	117,768	165,023
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,148	14,900	19,440	208,824	177,853
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,148	14,828	19,364	203,814	173,520
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	18,483	1,514	381	7,124	22,712
25	Assets with matching interdependent liabilities	–	2,306	1,431	11,557	–
26	Other assets	13,165	81,247 (1)			44,789
27	Physical traded commodities, including gold	3,078				2,616
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		10,614 (1)			9,022
29	NSFR derivative assets		8,260 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		21,884 (1)			1,094
31	All other assets not included in the above categories	10,087	33,286	238	6,965	32,057
32	Off-balance sheet items		400,224 (1)			13,784
33	Total RSF					$472,418
34	NSFR					117%
$ millions, as at April 30, 2023						Weighted value
35	Total ASF					$541,466
36	Total RSF					$464,661
37	NSFR					117%
(1)	No assigned time period per disclosure template design.
Our NSFR as at July 31, 2023 was 117% which was comparable to the prior quarter, mainly due to an increase in wholesale funding offset by an increase in secured loans and securities.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

CIBC THIRD QUARTER 2023	45

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels.
We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at July 31, 2023	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$2,705	$769	$1,481	$1,124	$6,079	$–	$–	$6,079
Certificates of deposit and commercial paper	5,404	13,833	19,928	29,782	68,947	–	–	68,947
Bearer deposit notes and bankers’ acceptances	173	463	852	1,045	2,533	–	–	2,533
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	40	3,508	5,374	11,671	20,593	18,968	24,663	64,224
Senior unsecured structured notes	–	–	–	106	106	152	66	324
Covered bonds/asset-backed securities
Mortgage securitization	–	1,770	525	1,409	3,704	2,025	8,953	14,682
Covered bonds	–	2,311	–	–	2,311	3,313	27,298	32,922
Cards securitization	–	–	–	995	995	2,822	898	4,715
Subordinated liabilities	–	–	–	34	34	–	6,421	6,455
Other (3)	–	–	–	–	–	–	8	8
	$8,322	$22,654	$28,160	$46,166	$105,302	$27,280	$68,307	$200,889
Of which:
Secured	$–	$4,081	$525	$2,404	$7,010	$8,160	$37,149	$52,319
Unsecured	8,322	18,573	27,635	43,762	98,292	19,120	31,158	148,570
	$8,322	$22,654	$28,160	$46,166	$105,302	$27,280	$68,307	$200,889
October 31, 2022	$12,656	$22,453	$29,368	$44,504	$108,981	$17,005	$70,702	$196,688
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2023 Jul. 31		2022 Oct. 31
CAD	$47.4	24%	$51.2	26%
USD	107.4	53	103.0	52
Other	46.1	23	42.5	22
	$200.9	100%	$196.7	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at July 31, 2023	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

46	CIBC THIRD QUARTER 2023

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2023 Jul. 31	2022 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.1	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$13,545	$–	$–	$–	$–	$–	$–	$–	$–	$13,545
Interest-bearing deposits with banks	26,867	–	–	–	–	–	–	–	–	26,867
Securities	4,922	8,033	3,354	4,585	4,601	27,134	64,299	42,791	47,394	207,113
Cash collateral on securities borrowed	13,497	–	–	–	–	–	–	–	–	13,497
Securities purchased under resale agreements	46,430	10,131	9,033	1,463	3,383	3,349	99	–	–	73,888
Loans
Residential mortgages	2,421	5,632	10,595	7,308	17,232	64,069	157,447	7,821	–	272,525
Personal	999	505	703	896	780	859	4,033	5,808	30,969	45,552
Credit card	382	764	1,145	1,145	1,145	4,581	9,017	–	–	18,179
Business and government	12,085	9,282	10,228	12,494	13,720	34,472	72,905	18,233	10,931	194,350
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,715)	(3,715)
Derivative instruments	2,159	3,771	3,878	2,108	1,755	4,036	6,869	5,459	–	30,035
Customers’ liability under acceptances	10,411	895	12	7	–	–	–	–	–	11,325
Other assets	–	–	–	–	–	–	–	–	39,840	39,840
	$133,718	$39,013	$38,948	$30,006	$42,616	$138,500	$314,669	$80,112	$125,419	$943,001
October 31, 2022	$162,138	$38,036	$33,508	$30,461	$37,755	$106,155	$339,631	$77,111	$118,802	$943,597
Liabilities
Deposits (2)	$20,231	$42,105	$59,883	$49,373	$53,784	$44,024	$71,104	$17,614	$346,387	$704,505
Obligations related to securities sold short	17,749	–	–	–	–	–	–	–	–	17,749
Cash collateral on securities lent	5,092	–	–	–	–	–	–	–	–	5,092
Obligations related to securities sold under repurchase agreements	56,942	24,134	287	–	–	–	500	–	–	81,863
Derivative instruments	1,449	4,178	3,758	2,880	2,045	4,707	9,170	10,326	–	38,513
Acceptances	10,425	895	12	7	–	–	–	–	–	11,339
Other liabilities	7	41	72	72	72	292	572	897	24,069	26,094
Subordinated indebtedness	–	–	–	–	34	–	–	6,421	–	6,455
Equity	–	–	–	–	–	–	–	–	51,391	51,391
	$111,895	$71,353	$64,012	$52,332	$55,935	$49,023	$81,346	$35,258	$421,847	$943,001
October 31, 2022	$123,388	$44,632	$48,750	$62,962	$57,224	$39,220	$84,857	$36,779	$445,785	$943,597
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $235.6 billion (October 31, 2022: $232.1 billion) of personal deposits; $446.8 billion (October 31, 2022: $443.0 billion) of business and government deposits and secured borrowings; and $22.1 billion (October 31, 2022: $22.5 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC THIRD QUARTER 2023	47

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$1,891	$10,366	$5,022	$4,849	$8,716	$21,068	$65,611	$2,847	$228,431		$348,801
Securities lending (2)	35,774	5,518	6,107	–	–	–	–	–	–		47,399
Standby and performance letters of credit	3,338	1,962	5,408	3,556	3,783	513	878	133	–		19,571
Backstop liquidity facilities	–	63	12,905	379	684	477	638	161	–		15,307
Documentary and commercial letters of credit	29	56	25	4	7	2	56	–	–		179
Other	462	–	–	–	–	–	–	–	–		462
	$41,494	$17,965	$29,467	$8,788	$13,190	$22,060	$67,183	$3,141	$228,431		$431,719
October 31, 2022	$50,694	$28,841	$13,542	$10,256	$8,415	$22,105	$68,049	$2,735	$216,873		$421,510
(1)	Includes $176.5 billion (October 31, 2022: $167.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $5.1 billion (October 31, 2022: $4.9 billion) for cash because it is reported on the interim consolidated balance sheet.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at July 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$84	$145	$218	$158	$202	$517	$694	$163	$2,181
Future lease commitments (2)	–	–	–	–	–	3	92	474	569
Investment commitments	–	1	1	9	–	3	14	536	564
Underwriting commitments	53	–	–	–	–	–	–	–	53
Pension contributions (3)	–	–	–	–	–	–	–	–	–
	$137	$146	$219	$167	$202	$523	$800	$1,173	$3,367
October 31, 2022 (2)	$1,066	$193	$341	$250	$220	$597	$847	$1,074	$4,588
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2023 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 82 to 86 of our 2022 Annual Report.

48	CIBC THIRD QUARTER 2023

Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2022 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including the impact of higher interest rates, inflation, events in the U.S. banking sector and geopolitical events, gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increase the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 5 to our consolidated financial statements in our 2022 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements.
Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as
1-week
and
2-month
USD LIBOR settings was discontinued on December 31, 2021. The publication of remaining USD LIBOR settings was discontinued on June 30, 2023. Based on the Financial Conduct Authority (FCA) announcement in March 2023, the LIBOR administrator, ICE Benchmark Administration Limited (IBA), continues the publication of the
1-month,
3-month
and
6-month
USD LIBOR settings on a
non-representative
synthetic basis after June 30, 2023 for a limited period to support an orderly wind down of certain legacy contracts.
In December 2021, CARR recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the CDOR administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged
approach to the transition from CDOR to CORRA. Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition which is consistent with the two-stage
transition approach proposed by CARR. OSFI expects all new derivatives and securities to transition to the alternative rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and FRFIs to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024. As part of its transition roadmap, CARR outlined a number of CORRA First initiatives aimed at increasing the liquidity of CORRA. As part of these initiatives, inter-dealer trading of derivatives moved from CDOR to CORRA. In January 2023, CARR announced the development of 1-month and 3-month Term CORRA benchmarks, which are expected to be launched on September 5, 2023 based on a further announcement from CARR on August 10, 2023. In addition, in July 2023, CARR announced that no new CDOR or bankers’ acceptance (BA) loans are to be originated after November 1, 2023.
The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the regulators.
In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
Our Enterprise IBOR Transition Program continues to manage and coordinate all aspects of the transition. As a part of the program, in the third quarter of 2023 we substantially completed the transition of our USD LIBOR referenced contracts including centrally cleared derivatives, to the alternative rates in a manner that is consistent with regulatory expectations. As a result, the FCA’s announcement in March 2023 that the LIBOR administrator will continue to publish certain USD LIBOR settings on a non-representative synthetic basis after June 30, 2023 for a limited period to allow market participants to use such rates in legacy contracts will not materially affect our transition. Consistent with regulatory expectations, no new derivatives or securities referenced to CDOR were originated after June 30, 2023, with limited permitted exceptions. The Program continues to progress on its CDOR transition plan to ensure an orderly transition and alignment with regulators’ expectations. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments. The Program provides regular updates to senior management, including the Executive Committee, and the Board.
Federal Deposit Insurance Corporation (FDIC) Special Assessment
On May 11, 2023, the FDIC Board of Directors approved a notice of proposed rule-making, which would implement a special assessment on certain U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The FDIC is proposing to impose the special assessment at an annual rate of approximately 12.5 basis points of an institution’s uninsured deposits over a specified threshold, to be collected over eight quarterly assessment periods. The comment period for this proposal closed on July 21, 2023. Following the comment period, the FDIC expects to issue a final rule with an effective date of January 1, 2024. The special assessment would be collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024, with an invoice payment date of June 28, 2024), and would continue to be collected for an anticipated total of eight quarterly assessment periods. Based on the proposed rule, we anticipate that our U.S. depository institution, CIBC Bank USA, will be subject to the special assessment. The impact on our financial results will depend on the issuance of the final rules by the FDIC.

CIBC THIRD QUARTER 2023	49

Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2023 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2022. For additional information, refer to pages 93 and 186 of our 2022 Annual Report.

50	CIBC THIRD QUARTER 2023

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter
(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

CIBC THIRD QUARTER 2023	51

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

52	CIBC THIRD QUARTER 2023

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

CIBC THIRD QUARTER 2023	53

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. Effective in the second quarter of 2023, AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A
non-GAAP
risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. Effective in the second quarter of 2023, FIRB methodology must be used for some exposure categories.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

54	CIBC THIRD QUARTER 2023

Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle
assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

CIBC THIRD QUARTER 2023	55

Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.

56	CIBC THIRD QUARTER 2023

Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes:
project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Effective in the second quarter of 2023, is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach
(SEC-ERBA)
and the Standardized Approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed
Value-at-Risk
A VaR calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements. The transitional arrangement was no longer applicable beginning in the first quarter of 2023.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC THIRD QUARTER 2023	57

Interim consolidated financial statements
(Unaudited)

Contents

59	Consolidated balance sheet

60	Consolidated statement of income

61	Consolidated statement of comprehensive income

62	Consolidated statement of changes in equity

63	Consolidated statement of cash flows

64	Notes to the interim consolidated financial statements

64	Note 1	–	Changes in accounting policies

64	Note 2	–	Significant estimates and assumptions

65	Note 3	–	Fair value measurement

69	Note 4	–	Significant transactions

69	Note 5	–	Securities

71	Note 6	–	Loans

77	Note 7	–	Deposits

78	Note 8	–	Subordinated indebtedness

78	Note 9	–	Share capital

79	Note 10	–	Post-employment benefits

80	Note 11	–	Income taxes

80	Note 12	–	Earnings per share

80	Note 13	–	Contingent liabilities and provisions

81	Note 14	–	Interest income and expense

82	Note 15	–	Segmented information

58	CIBC THIRD QUARTER 2023

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2023 Jul. 31	2022 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$13,545	$31,535
Interest-bearing deposits with banks	26,867	32,326
Securities (Note 5)	207,113	175,879
Cash collateral on securities borrowed	13,497	15,326
Securities purchased under resale agreements	73,888	69,213
Loans (Note 6)
Residential mortgages	272,525	269,706
Personal	45,552	45,429
Credit card	18,179	16,479
Business and government	194,350	188,542
Allowance for credit losses	(3,715)	(3,073)
	526,891	517,083
Other
Derivative instruments	30,035	43,035
Customers’ liability under acceptances	11,325	11,574
Property and equipment	3,214	3,377
Goodwill	5,211	5,348
Software and other intangible assets	2,710	2,592
Investments in equity-accounted associates and joint ventures	675	632
Deferred tax assets	619	480
Other assets	27,411	35,197
	81,200	102,235
	$943,001	$943,597
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$235,601	$232,095
Business and government	394,491	397,188
Bank	22,094	22,523
Secured borrowings	52,319	45,766
	704,505	697,572
Obligations related to securities sold short	17,749	15,284
Cash collateral on securities lent	5,092	4,853
Obligations related to securities sold under repurchase agreements	81,863	77,171
Other
Derivative instruments	38,513	52,340
Acceptances	11,339	11,586
Deferred tax liabilities	42	45
Other liabilities	26,052	28,072
	75,946	92,043
Subordinated indebtedness (Note 8)	6,455	6,292
Equity
Preferred shares and other equity instruments	4,925	4,923
Common shares (Note 9)	15,742	14,726
Contributed surplus	103	115
Retained earnings	29,796	28,823
Accumulated other comprehensive income (AOCI)	609	1,594
Total shareholders’ equity	51,175	50,181
Non-controlling interests	216	201
Total equity	51,391	50,382
	$943,001	$943,597
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2023	59

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Interest income (Note 14) (1)
Loans	$7,830	$7,263	$4,449	$22,020	$11,068
Securities	1,870	1,735	884	5,176	2,179
Securities borrowed or purchased under resale agreements	1,186	1,028	308	3,209	506
Deposits with banks and other	733	657	159	2,157	234
	11,619	10,683	5,800	32,562	13,987
Interest expense (Note 14)
Deposits	6,966	6,211	2,123	19,064	3,710
Securities sold short	105	102	103	299	259
Securities lent or sold under repurchase agreements	1,107	987	252	2,984	379
Subordinated indebtedness	117	118	55	338	119
Other	88	78	31	249	64
	8,383	7,496	2,564	22,934	4,531
Net interest income	3,236	3,187	3,236	9,628	9,456
Non-interest income
Underwriting and advisory fees	143	136	120	382	414
Deposit and payment fees	261	214	222	695	659
Credit fees	355	324	324	1,016	955
Card fees	67	106	98	279	335
Investment management and custodial fees	451	435	435	1,314	1,332
Mutual fund fees	428	422	430	1,322	1,358
Insurance fees, net of claims	84	82	94	256	271
Commissions on securities transactions	82	87	87	257	299
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	562	495	318	1,735	863
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	27	31	6	68	41
Foreign exchange other than trading (FXOTT)	82	77	76	286	217
Income (loss) from equity-accounted associates and joint ventures	3	36	11	35	38
Other	69	70	114	206	207
	2,614	2,515	2,335	7,851	6,989
Total revenue	5,850	5,702	5,571	17,479	16,445
Provision for credit losses (Note 6)	736	438	243	1,469	621
Non-interest expenses
Employee compensation and benefits	1,888	1,863	1,767	5,660	5,260
Occupancy costs	199	200	192	607	600
Computer, software and office equipment	613	608	606	1,809	1,699
Communications	88	96	90	273	263
Advertising and business development	76	68	90	217	233
Professional fees	51	59	76	168	231
Business and capital taxes	28	31	30	98	90
Other (Note 13)	364	215	332	2,077	944
	3,307	3,140	3,183	10,909	9,320
Income before income taxes	1,807	2,124	2,145	5,101	6,504
Income taxes	377	436	479	1,551	1,446
Net income	$1,430	$1,688	$1,666	$3,550	$5,058
Net income attributable to non-controlling interests	$10	$11	$6	$30	$16
Preferred shareholders and other equity instrument holders	$66	$67	$46	$205	$134
Common shareholders	1,354	1,610	1,614	3,315	4,908
Net income attributable to equity shareholders	$1,420	$1,677	$1,660	$3,520	$5,042
Earnings per share (in dollars) (Note 12) (2)
Basic	$1.47	$1.77	$1.79	$3.63	$5.44
Diluted	1.47	1.76	1.78	3.63	5.42
Dividends per common share (in dollars) (2)	0.870	0.850	0.830	2.570	2.440
(1)
Interest income included $11.0 billion for the quarter ended July 31, 2023 (April 30, 2023: $10.1 billion; July 31, 2022: $5.2 billion) and $30.8 billion for the nine months ended July 31, 2023 (July 31, 2022: $12.4 billion), calculated based on the effective interest rate method.

(2)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

60	CIBC THIRD QUARTER 2023

Consolidated statement of comprehensive income
	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Net income	$1,430	$1,688	$1,666	$3,550	$5,058
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,205)	784	(136)	(1,431)	1,352
Net gains (losses) on hedges of investments in foreign operations	676	(431)	81	788	(780)
	(529)	353	(55)	(643)	572
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	83	134	(104)	346	(677)
Net (gains) losses reclassified to net income	(20)	(25)	(5)	(52)	(30)
	63	109	(109)	294	(707)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(686)	105	(121)	(5)	(863)
Net (gains) losses reclassified to net income	165	(107)	248	(315)	502
	(521)	(2)	127	(320)	(361)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	18	(69)	(32)	(145)	396
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(45)	7	75	(186)	222
Net gains (losses) on equity securities designated at FVOCI	6	7	(84)	19	(30)
	(21)	(55)	(41)	(312)	588
Total OCI (1)	(1,008)	405	(78)	(981)	92
Comprehensive income	$422	$2,093	$1,588	$2,569	$5,150
Comprehensive income attributable to non-controlling interests	$10	$11	$6	$30	$16
Preferred shareholders and other equity instrument holders	$66	$67	$46	$205	$134
Common shareholders	346	2,015	1,536	2,334	5,000
Comprehensive income attributable to equity shareholders	$412	$2,082	$1,582	$2,539	$5,134
(1)  Includes $6 million of losses for the quarter ended July 31, 2023 (April 30, 2023: $40 million of gains; July 31, 2022: $43 million of losses) and $55 million of gains for the nine months ended July 31, 2023 (July 31, 2022: $170 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$39	$(28)	$5	$46	$(45)
Net gains (losses) on hedges of investments in foreign operations	(56)	32	(5)	(67)	49
	(17)	4	–	(21)	4
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(34)	(29)	12	(97)	145
Net (gains) losses reclassified to net income	7	10	2	20	11
	(27)	(19)	14	(77)	156
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	264	(21)	43	22	308
Net (gains) losses reclassified to net income	(63)	33	(88)	113	(179)
	201	12	(45)	135	129
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(7)	10	12	39	(141)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	17	(6)	(27)	68	(79)
Net gains (losses) on equity securities designated at FVOCI	(2)	(3)	28	(6)	7
	8	1	13	101	(213)
	$165	$(2)	$(18)	$138	$76
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2023	61

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,925	$4,925	$4,325	$4,923	$4,325
Issue of preferred shares and limited recourse capital notes	–	–	800	–	800
Redemption of preferred shares	–	–	(800)	–	(800)
Treasury shares	–	–	–	2	–
Balance at end of period	$4,925	$4,925	$4,325	$4,925	$4,325
Common shares (Note 9)
Balance at beginning of period	$15,389	$15,046	$14,545	$14,726	$14,351
Issue of common shares	357	341	95	1,020	320
Purchase of common shares for cancellation	–	–	–	–	(29)
Treasury shares	(4)	2	3	(4)	1
Balance at end of period	$15,742	$15,389	$14,643	$15,742	$14,643
Contributed surplus
Balance at beginning of period	$118	$115	$115	$115	$110
Compensation expense arising from equity-settled share-based awards	3	3	3	8	15
Exercise of stock options and settlement of other equity-settled share-based awards	(17)	(1)	(11)	(20)	(19)
Other (1)	(1)	1	–	–	1
Balance at end of period	$103	$118	$107	$103	$107
Retained earnings
Balance at beginning of period	$29,240	$28,403	$27,567	$28,823	$25,793
Net income attributable to equity shareholders	1,420	1,677	1,660	3,520	5,042
Dividends and distributions
Preferred and other equity instruments	(66)	(67)	(46)	(205)	(134)
Common	(799)	(775)	(750)	(2,345)	(2,202)
Premium on purchase of common shares for cancellation	–	–	–	–	(105)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	2	9	4	46
Other	(1)	–	(1)	(1)	(1)
Balance at end of period	$29,796	$29,240	$28,439	$29,796	$28,439
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,697	$1,344	$685	$1,811	$58
Net change in foreign currency translation adjustments	(529)	353	(55)	(643)	572
Balance at end of period	$1,168	$1,697	$630	$1,168	$630
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(385)	$(494)	$(405)	$(616)	$193
Net change in securities measured at FVOCI	63	109	(109)	294	(707)
Balance at end of period	$(322)	$(385)	$(514)	$(322)	$(514)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(461)	$(459)	$(351)	$(662)	$137
Net change in cash flow hedges	(521)	(2)	127	(320)	(361)
Balance at end of period	$(982)	$(461)	$(224)	$(982)	$(224)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$669	$738	$1,062	$832	$634
Net change in post-employment defined benefit plans	18	(69)	(32)	(145)	396
Balance at end of period	$687	$669	$1,030	$687	$1,030
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$93	$86	$119	$234	$(28)
Net change attributable to changes in credit risk	(45)	7	75	(186)	222
Balance at end of period	$48	$93	$194	$48	$194
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$6	$1	$92	$(5)	$75
Net gains (losses) on equity securities designated at FVOCI	6	7	(84)	19	(30)
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(2)	(2)	(9)	(4)	(46)
Balance at end of period	$10	$6	$(1)	$10	$(1)
Total AOCI, net of income tax	$609	$1,619	$1,115	$609	$1,115
Non-controlling interests
Balance at beginning of period	$215	$203	$193	$201	$182
Net income attributable to non-controlling interests	10	11	6	30	16
Dividends	(2)	(2)	(2)	(6)	(6)
Other	(7)	3	(2)	(9)	3
Balance at end of period	$216	$215	$195	$216	$195
Equityat end of period	$51,391	$51,506	$48,824	$51,391	$48,824
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

62	CIBC THIRD QUARTER 2023

Consolidated statement of cash flows

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$1,430	$1,688	$1,666	$3,550	$5,058
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	736	438	243	1,469	621
Amortization and impairment (1)	274	282	260	833	769
Stock options and restricted shares expense	3	3	3	8	15
Deferred income taxes	(62)	206	(31)	(126)	72
Losses (gains) from debt securities measured at FVOCI and amortized cost	(27)	(31)	(6)	(68)	(41)
Net losses (gains) on disposal of property and equipment	–	(3)	(9)	(3)	(9)
Other non-cash items, net	1,582	1	(278)	1,643	(340)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	4,483	(2,757)	7,868	5,459	3,040
Loans, net of repayments	(1,040)	(8,411)	(14,320)	(11,658)	(51,812)
Deposits, net of withdrawals	(1,803)	9,573	9,169	(470)	54,323
Obligations related to securities sold short	1,018	(908)	1,209	2,465	(2,611)
Accrued interest receivable	108	(564)	(188)	(744)	(427)
Accrued interest payable	406	905	222	2,047	389
Derivative assets	(1,015)	1,440	10,382	13,041	(333)
Derivative liabilities	2,298	(2,788)	(5,515)	(13,354)	7,631
Securities measured at FVTPL	(13,015)	290	(3,061)	(15,136)	1,231
Other assets and liabilities measured/designated at FVTPL	1,197	215	3,438	5,304	7,231
Current income taxes	46	(400)	69	250	(980)
Cash collateral on securities lent	(585)	1,581	205	239	836
Obligations related to securities sold under repurchase agreements	5,944	5,590	(3,131)	5,620	(9,553)
Cash collateral on securities borrowed	(3,240)	2,189	(654)	1,829	(2,909)
Securities purchased under resale agreements	(4,098)	(4,608)	4,154	(4,675)	7,437
Other, net	(1,135)	2,471	(3,747)	2,525	(5,788)
	(6,495)	6,402	7,948	48	13,850
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	750	–	1,750	1,000
Redemption/repurchase/maturity of subordinated indebtedness	–	(1,500)	–	(1,500)	–
Issue of limited recourse capital notes, net of issuance cost	–	–	798	–	798
Redemption of preferred shares	–	–	(800)	–	(800)
Issue of common shares for cash	46	44	44	138	188
Purchase of common shares for cancellation	–	–	–	–	(134)
Net sale (purchase) of treasury shares	(4)	2	3	(2)	1
Dividends and distributions paid	(571)	(546)	(755)	(1,688)	(2,222)
Repayment of lease liabilities	(84)	(83)	(81)	(249)	(240)
	(613)	(1,333)	(791)	(1,551)	(1,409)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(19,689)	(20,516)	(13,782)	(62,294)	(54,265)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	9,965	5,977	4,679	20,435	16,885
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	8,758	8,726	7,410	26,171	20,019
Acquisition of Canadian Costco credit card portfolio	–	–	–	–	(3,078)
Net sale (purchase) of property, equipment and software	(238)	(240)	(272)	(724)	(717)
	(1,204)	(6,053)	(1,965)	(16,412)	(21,156)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(84)	49	(10)	(75)	92
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(8,396)	(935)	5,182	(17,990)	(8,623)
Cash and non-interest-bearing deposits with banks at beginning of period	21,941	22,876	20,768	31,535	34,573
Cash and non-interest-bearing deposits with banks at end of period (2)	$13,545	$21,941	$25,950	$13,545	$25,950
Cash interest paid	$7,977	$6,590	$2,342	$20,887	$4,142
Cash interest received	11,404	9,876	5,349	31,002	12,752
Cash dividends received	323	242	263	816	808
Cash income taxes paid	394	629	441	1,427	2,354
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $471 million (April 30, 2023: $494 million; July 31, 2022: $482 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2023	63

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 30, 2023.
Note 1.    Changes in accounting policies
(a) Current period changes in accounting standards
There are no new or amended accounting standards that are effective for CIBC this fiscal year.
(b) Future accounting policy changes
IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. IFRS 17 requires groups of insurance contracts to be established and measured on the basis of fulfillment cash flows using the measurement models outlined by the standard. Insurance contracts under the General Measurement Model (GMM), are measured based on the present value of fulfillment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We expect to apply GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received. We expect to apply the PAA measurement model to our insurance contracts with contract boundaries shorter than a year. Revenue is recognized over time as insurance services are provided under both measurement models. If a group of contracts is expected to be onerous at initial recognition or turns onerous subsequently, the losses will be recognized immediately. IFRS 17 is to be applied retrospectively unless impracticable. We expect changes in the timing of revenue recognition for our insurance contracts, changes to our insurance contract liabilities under IFRS 17, and a negative transitional adjustment to equity upon adoption of IFRS 17. We do not expect a material impact to our consolidated financial statements as a result of adopting IFRS 17.
We continue to prepare for the implementation of IFRS 17, which is overseen by an Executive Steering Committee. The Executive Steering Committee includes stakeholders from the frontline business and functional groups including Finance, Technology and Risk Management as well as our Appointed Actuary. We have evaluated the changes to our accounting and actuarial policies resulting from the adoption of IFRS 17 and have substantially completed our implementation of a technology solution to support the new accounting requirements.
We continue to finalize the impact of this standard on our consolidated financial statements.
Note 2.    Significant estimates and assumptions
As disclosed in our 2022 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2022 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

64	CIBC THIRD QUARTER 2023

Note 3.    Fair value measurement
Fair valu
e
 of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2023	Financial assets
Jul. 31	Cash and deposits with banks	$40,412	$–	$–	$–	$40,412	$40,412	$–
	Securities	63,736	82,432	–	60,945	207,113	205,513	(1,600)
	Cash collateral on securities borrowed	13,497	–	–	–	13,497	13,497	–
	Securities purchased under resale agreements	57,952	15,936	–	–	73,888	73,888	–
	Loans
	Residential mortgages	272,066	4	–	–	272,070	265,864	(6,206)
	Personal	44,608	–	–	–	44,608	44,472	(136)
	Credit card	17,480	–	–	–	17,480	17,542	62
	Business and government	192,046	538	149	–	192,733	192,266	(467)
	Derivative instruments	–	30,035	–	–	30,035	30,035	–
	Customers’ liability under acceptances	11,325	–	–	–	11,325	11,325	–
	Other assets	17,604	–	–	–	17,604	17,604	–
	Financial liabilities
	Deposits
	Personal	$221,523	$–	$14,078	$–	$235,601	$235,169	$(432)
	Business and government	375,790	–	18,701	–	394,491	395,048	557
	Bank	22,094	–	–	–	22,094	22,094	–
	Secured borrowings	50,743	–	1,576	–	52,319	52,243	(76)
	Derivative instruments	–	38,513	–	–	38,513	38,513	–
	Acceptances	11,339	–	–	–	11,339	11,339	–
	Obligations related to securities sold short	–	17,749	–	–	17,749	17,749	–
	Cash collateral on securities lent	5,092	–	–	–	5,092	5,092	–
	Obligations related to securities sold under repurchase agreements	78,705	–	3,158	–	81,863	81,863	–
	Other liabilities	17,635	118	56	–	17,809	17,809	–
	Subordinated indebtedness	6,455	–	–	–	6,455	6,602	147
2022	Financial assets
Oct. 31	Cash and deposits with banks	$62,193	$1,668	$–	$–	$63,861	$63,861	$–
	Securities	52,484	67,296	–	56,099	175,879	173,663	(2,216)
	Cash collateral on securities borrowed	15,326	–	–	–	15,326	15,326	–
	Securities purchased under resale agreements	53,626	15,587	–	–	69,213	69,213	–
	Loans
	Residential mortgages	269,409	4	–	–	269,413	262,865	(6,548)
	Personal	44,527	–	–	–	44,527	44,394	(133)
	Credit card	15,695	–	–	–	15,695	15,775	80
	Business and government	186,485	758	205	–	187,448	186,967	(481)
	Derivative instruments	–	43,035	–	–	43,035	43,035	–
	Customers’ liability under acceptances	11,574	–	–	–	11,574	11,574	–
	Other assets	26,387	–	–	–	26,387	26,387	–
	Financial liabilities
	Deposits
	Personal	$220,244	$–	$11,851	$–	$232,095	$231,532	$(563)
	Business and government	383,502	–	13,686	–	397,188	397,145	(43)
	Bank	22,523	–	–	–	22,523	22,523	–
	Secured borrowings	44,110	–	1,656	–	45,766	45,507	(259)
	Derivative instruments	–	52,340	–	–	52,340	52,340	–
	Acceptances	11,586	–	–	–	11,586	11,586	–
	Obligations related to securities sold short	–	15,284	–	–	15,284	15,284	–
	Cash collateral on securities lent	4,853	–	–	–	4,853	4,853	–
	Obligations related to securities sold under repurchase agreements	73,084	–	4,087	–	77,171	77,171	–
	Other liabilities	19,830	102	22	–	19,954	19,954	–
	Subordinated indebtedness	6,292	–	–	–	6,292	6,329	37

CIBC THIRD QUARTER 2023	65

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2023 Jul. 31	2022 Oct. 31	2023 Jul. 31	2022 Oct. 31	2023 Jul. 31	2022 Oct. 31	2023 Jul. 31	2022 Oct. 31
Financial assets
Deposits with banks	$–	$–	$–	$1,668	$–	$–	$–	$1,668
Debt securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	1,949	2,611	26,634	25,539	–	–	28,583	28,150
Corporate debt	–	–	3,518	3,609	2	2	3,520	3,611
Mortgage- and asset-backed	–	–	3,282	3,656	208	207	3,490	3,863
	1,949	2,611	33,434	32,804	210	209	35,593	35,624
Loans mandatorily measured at FVTPL
Business and government	–	–	538	276	149 (1)	687 (1)	687	963
Residential mortgages	–	–	4	4	–	–	4	4
	–	–	542	280	149	687	691	967
Debt securities measured at FVOCI
Government issued or guaranteed	2,883	4,888	49,760	42,200	–	–	52,643	47,088
Corporate debt	–	–	6,197	6,967	–	–	6,197	6,967
Mortgage- and asset-backed	–	–	1,549	1,522	–	–	1,549	1,522
	2,883	4,888	57,506	50,689	–	–	60,389	55,577
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	45,987	30,962	854	773	554	459	47,395	32,194
Securities purchased under resale agreements measured at FVTPL	–	–	15,936	15,587	–	–	15,936	15,587
Derivative instruments
Interest rate	–	6	7,750	8,249	20	18	7,770	8,273
Foreign exchange	–	–	11,471	21,297	–	–	11,471	21,297
Credit	–	–	23	14	44	45	67	59
Equity	4,634	2,776	2,555	2,345	2	4	7,191	5,125
Precious metal and other commodity	27	94	3,509	8,187	–	–	3,536	8,281
	4,661	2,876	25,308	40,092	66	67	30,035	43,035
Total financial assets	$55,480	$41,337	$133,580	$141,893	$979	$1,422	$190,039	$184,652
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(34,177)	$(26,908)	$(352)	$(409)	$(34,529)	$(27,317)
Obligations related to securities sold short	(6,656)	(5,499)	(11,093)	(9,785)	–	–	(17,749)	(15,284)
Obligations related to securities sold under repurchase agreements	–	–	(3,158)	(4,087)	–	–	(3,158)	(4,087)
Derivative instruments
Interest rate	(2)	(1)	(12,301)	(12,850)	(1,068)	(1,533)	(13,371)	(14,384)
Foreign exchange	–	–	(13,983)	(27,229)	–	–	(13,983)	(27,229)
Credit	–	–	(18)	(13)	(49)	(50)	(67)	(63)
Equity	(3,932)	(3,220)	(4,290)	(3,151)	(5)	(3)	(8,227)	(6,374)
Precious metal and other commodity	(76)	(365)	(2,789)	(3,925)	–	–	(2,865)	(4,290)
	(4,010)	(3,586)	(33,381)	(47,168)	(1,122)	(1,586)	(38,513)	(52,340)
Total financial liabilities	$(10,666)	$(9,085)	$(81,809)	$(87,948)	$(1,474)	$(1,995)	$(93,949)	$(99,028)
(1)	Includes $149 million related to loans designated at FVTPL (October 31, 2022: $205 million).
(2)
Comprises deposits designated at FVTPL of $34,074 million (October 31, 2022: $26,802 million), net bifurcated embedded derivative liabilities of $281 million (October 31, 2022: $391 million), other liabilities designated at FVTPL of $56 million (October 31, 2022: $22 million), and other financial liabilities measured at fair value of $118 million (October 31, 2022: $102 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2023, we transferred $1,053 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $652 million from Level 2 to Level 1, and $1,114 million of securities sold short from Level 1 to Level 2, due to changes in observability in the inputs used to value these securities (for the quarter ended April 30, 2023, $2,166 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $
372 million from Level 2 to Level 1, and $954 million of securities sold short from Level 1 to Level 2 and $22 million from Level 2 to Level 1; for the quarter ended July 31, 2022, $402 million of securities mandatorily measured at FVTPL were transferred
from Level 1 to Level 2 and no transfers from Level 2 to Level 1, $1,784 million of securities sold short from Level 1 to Level 2 and no transfers from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2023, April 30, 2023, and July 31, 2022, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

66	CIBC THIRD QUARTER 2023

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements		Closing balance
Jul. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–		$2
Mortgage- and asset-backed	229	–	–		–	–	–	33	(54)		208
Loans mandatorily measured at FVTPL
Business and government	180	–	(1)		(4)	–	–	–	(26)		149
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	593	4	6		6	–	–	18	(73)		554
Derivative instruments
Interest rate	50	–	(25)		–	–	(10)	5	–		20
Foreign exchange	24	–	–		–	–	(24)	–	–		–
Credit	45	(1)	–		–	–	–	–	–		44
Equity	6	1	–		–	–	–	–	(5)		2
Total assets	$1,129	$4	$(20)		$2	$–	$(34)	$56	$(158)		$979
Deposits and other liabilities (5)	$(342)	$(19)	$(2)		$–	$–	$–	$(50)	$61		$(352)
Derivative instruments
Interest rate	(768)	–	(290)		–	–	3	(8)	(5)		(1,068)
Foreign exchange	–	–	–		–	–	–	–	–		–
Credit	(50)	1	–		–	–	–	–	–		(49)
Equity	(3)	–	–		–	(2)	2	(2)	–		(5)
Total liabilities	$(1,163)	$(18)	$(292)		$–	$(2)	$5	$(60)	$56		$(1,474)
Apr. 30, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–		$2
Mortgage- and asset-backed	305	–	–		–	–	–	4	(80)		229
Loans mandatorily measured at FVTPL
Business and government	374	–	2		3	–	–	– (6)	(199	) (6)	180
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	478	–	26		9	–	–	142	(62)		593
Derivative instruments
Interest rate	43	–	2		–	–	–	5	–		50
Foreign exchange	–	–	24		–	–	–	–	–		24
Credit	44	(1)	2		–	–	–	–	–		45
Equity	6	–	–		–	2	–	1	(3)		6
Total assets	$1,252	$(1)	$56		$12	$2	$–	$152	$(344)		$1,129
Deposits and other liabilities (5)	$(428)	$(12)	$40		$–	$(2)	$2	$(20)	$78		$(342)
Derivative instruments
Interest rate	(753)	–	(36)		–	–	8	–	13		(768)
Foreign exchange	–	–	–		–	–	–	–	–		–
Credit	(49)	1	(2)		–	–	–	–	–		(50)
Equity	(5)	–	–		–	(1)	3	–	–		(3)
Total liabilities	$(1,235)	$(11)	$2		$–	$(3)	$13	$(20)	$91		$(1,163)
Jul. 31, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–		$2
Mortgage- and asset-backed	110	–	–		–	–	–	37	–		147
Loans mandatorily measured at FVTPL
Business and government	570	–	1		(2)	–	–	–	81		650
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (6)	481	7	43		(100)	–	–	38	(15)		454
Derivative instruments
Interest rate	17	–	(1)		–	–	–	–	–		16
Foreign exchange	–	–	–		–	–	–	–	–		–
Credit	42	–	1		–	–	–	–	–		43
Equity	2	–	–		–	2	–	–	–		4
Total assets	$1,224	$7	$44		$(102)	$2	$–	$75	$66		$1,316
Deposits and other liabilities (5)	$(694)	$(20)	$69		$–	$–	$–	$(5)	$160		$(490)
Derivative instruments
Interest rate	(744)	–	188		–	–	25	–	(25)		(556)
Foreign exchange	–	–	–		–	–	–	–	–		–
Credit	(47)	–	–		–	–	–	–	–		(47)
Equity	(1)	–	(1)		–	(1)	1	(1)	–		(3)
Total liabilities	$(1,486)	$(20)	$256		$–	$(1)	$26	$(6)	$135		$(1,096)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $77 million (April 30, 2023: $76 million; July 31, 2022: $108 million), net bifurcated embedded derivative liabilities of $219 million (April 30, 2023: $245 million; July 31, 2022: $376 million) and other liabilities designated at FVTPL of $56 million (April 30, 2023: $21 million; July 31, 2022: $6 million).

(6)	Certain information has been reclassified to conform to the current period presentation.

CIBC THIRD QUARTER 2023	67

		Net gains (losses) included in income (1)
$ millions, for the nine months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	207	–	–		–	–	–	139	(138)	208
Loans mandatorily measured at FVTPL Business and government	687	–	5		(9)	–	–	–	(534)	149
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	459	5	41		15	–	–	186	(152)	554
Derivative instruments
Interest rate	18	–	–		–	–	(10)	12	–	20
Foreign exchange	–	–	24		–	–	(24)	–	–	–
Credit	45	(2)	1		–	–	–	–	–	44
Equity	4	1	–		–	2	(2)	5	(8)	2
Total assets	$1,422	$4	$71		$6	$2	$(36)	$342	$(832)	$979
Deposits and other liabilities (5)	$(409)	$(23)	$(8)		$–	$(2)	$–	$(79)	$169	$(352)
Derivative instruments
Interest rate	(1,533)	–	61		–	–	389	(11)	26	(1,068)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(50)	2	(1)		–	–	–	–	–	(49)
Equity	(3)	–	(1)		–	(3)	5	(3)	–	(5)
Total liabilities	$(1,995)	$(21)	$51		$–	$(5)	$394	$(93)	$195	$(1,474)
Jul. 31, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	55	–	–		–	–	–	130	(38)	147
Loans mandatorily measured at FVTPL Business and government
	1,038	–	(9)		21	–	–	–	(400)	650
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (6)
	396	7	43		(22)	–	–	83	(53)	454
Derivative instruments
Interest rate	35	–	(20)		–	–	–	–	1	16
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	49	(7)	1		–	–	–	–	–	43
Equity	13	1	(2)		–	1	(8)	1	(2)	4
Total assets	$1,588	$1	$13		$(1)	$1	$(8)	$214	$(492)	$1,316
Deposits and other liabilities (5)	$(742)	$(73)	$(12)		$–	$–	$2	$(110)	$445	$(490)
Derivative instruments
Interest rate	(136)	–	(416)		–	–	27	–	(31)	(556)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(54)	7	–		–	–	–	–	–	(47)
Equity	(77)	–	(1)		–	(1)	67	–	9	(3)
Total liabilities	$(1,009)	$(66)	$(429)		$–	$(1)	$96	$(110)	$423	$(1,096)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $
77
million (July 31, 2022: $
108
million), net bifurcated embedded derivative liabilities of $219 million (July 31, 2022: $376 million) and other liabilities designated at FVTPL of $56 million (July 31, 2022: $6 million).

(6)	Certain information has been reclassified to conform to the current period presentation.
Financial instruments designated at FVTPL (FVO)
A net gain of $2 million, net of hedges for the three months ended July 31, 2023 (a net loss of $12 million and a net gain of $24 million for the three months ended April 30, 2023 and July 31, 2022, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net loss of $18 million, net of hedges for the nine months ended July 31, 2023 was realized for FVO assets and FVO liabilities (a net gain of $53 million for the nine months ended July 31, 2022).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

68	CIBC THIRD QUARTER 2023

Note 4.    Significant transactions
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, St. Kitts, Grenada and Dominica. The sales of banking assets in St. Vincent and Grenada were completed on March 24, 2023 and July 14, 2023, respectively, upon the satisfaction of the closing conditions. The proposed transactions in St. Kitts and Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material.
Note 5.    Securities
Securities

$ millions, as at	2023 Jul. 31	2022 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$60,945	$56,099
Securities measured at amortized cost (1)	63,736	52,484
Securities mandatorily measured and designated at FVTPL	82,432	67,296
	$207,113	$175,879
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2022: a realized gain of less than $1 million).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2023 Jul. 31					2022 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$11,737		$42	$(3)	$11,776	$10,646		$10	$(17)	$10,639
Other Canadian governments	14,058		91	(36)	14,113	17,494		32	(74)	17,452
U.S. Treasury and agencies	21,502		10	(233)	21,279	12,305		5	(351)	11,959
Other foreign governments	5,468		21	(14)	5,475	7,048		21	(31)	7,038
Mortgage-backed securities	1,043		1	(34)	1,010	1,202		1	(40)	1,163
Asset-backed securities	543		1	(5)	539	375		–	(16)	359
Corporate debt	6,235		–	(38)	6,197	7,023		–	(56)	6,967
	60,586		166	(363)	60,389	56,093		69	(585)	55,577
Corporate equity (2)	542		46	(32)	556	525		31	(34)	522
	$61,128		$212	$(395)	$60,945	$56,618		$100	$(619)	$56,099
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $21 million (October 31, 2022: $24 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended July 31, 2023 was $5 million ($5 million and $25 million for the three months ended April 30, 2023 and July 31, 2022, respectively) and $10 million for the nine months ended July 31, 2023 (July 31, 2022: $89 million), at the time of disposal.
Net realized cumulative after-tax gains of $2 million for the three months ended July 31, 2023 ($2 million and $9 million gain for the three months ended April 30, 2023 and July 31, 2022, respectively) and $4 million for the nine months ended July 31, 2023 (July 31, 2022: $46 million), were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2023 was $1 million ($2 million and nil for the three months ended April 30, 2023 and July 31, 2022, respectively) and $3 million for the nine months ended July 31, 2023 (July 31, 2022: $7 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2023 was nil (nil and nil for the three months ended April 30, 2023 and July 31, 2022, respectively) and nil for the nine months ended July 31, 2023 (July 31, 2022: nil).

CIBC THIRD QUARTER 2023	69

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total

2023	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$8	$20	$15	$43
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	–	(1)
	Balance at end of period	$8	$19	$14	$41
	Comprises:
	Debt securities measured at FVOCI	2	19	–	21
	Debt securities measured at amortized cost	6	–	14	20
2023	Debt securities measured at FVOCI and amortized cost (3)
Apr. 30	Balance at beginning of period	$6	$19	$12	$37
	Provision for credit losses (2)	2	–	3	5
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$8	$20	$15	$43
	Comprises:
	Debt securities measured at FVOCI	2	20	–	22
	Debt securities measured at amortized cost	6	–	15	21
2022	Debt securities measured at FVOCI and amortized cost (3)
Jul. 31	Balance at beginning of period	$6	$18	$11	$35
	Provision for credit losses (2)	1	1	–	2
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$6	$19	$11	$36
	Comprises:
	Debt securities measured at FVOCI	4	19	–	23
	Debt securities measured at amortized cost	2	–	11	13

$ millions, as at or for the nine months ended
2023	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$7	$20	$12	$39
	Provision for credit losses (2)	2	–	2	4
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	(1)	–	(2)
	Balance at end of period	$8	$19	$14	$41
	Comprises:
	Debt securities measured at FVOCI	2	19	–	21
	Debt securities measured at amortized cost	6	–	14	20
2022	Debt securities measured at FVOCI and amortized cost (3)
Jul. 31	Balance at beginning of period	$6	$15	$13	$34
	Provision for (reversal of) credit losses (2)	–	3	(2)	1
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$6	$19	$11	$36
	Comprises:
	Debt securities measured at FVOCI	4	19	–	23
	Debt securities measured at amortized cost	2	–	11	13
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(3)	Certain information has been revised to conform to the current period presentation.

70	CIBC THIRD QUARTER 2023

Note 6.    Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2023 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$78	$110	$196	$384
Originations net of repayments and other derecognitions	4	(2)	(8)	(6)
Changes in model	1	–	1	2
Net remeasurement (1)	(4)	71	39	106
Transfers (1)
– to 12-month ECL	26	(26)	–	–
– to lifetime ECL performing	(11)	11	–	–
– to lifetime ECL credit-impaired	–	(1)	1	–
Provision for (reversal of) credit losses (2)	16	53	33	102
Write-offs	–	–	(21)	(21)
Recoveries	–	–	–	–
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	(2)	–	(4)	(6)
Balance at end of period	$92	$163	$200	$455
Personal
Balance at beginning of period	$165	$588	$167	$920
Originations net of repayments and other derecognitions	11	(8)	(7)	(4)
Changes in model	(1)	–	–	(1)
Net remeasurement (1)	(82)	162	105	185
Transfers (1)
– to 12-month ECL	88	(88)	–	–
– to lifetime ECL performing	(24)	24	–	–
– to lifetime ECL credit-impaired	–	(16)	16	–
Provision for (reversal of) credit losses (2)	(8)	74	114	180
Write-offs	–	–	(117)	(117)
Recoveries	–	–	14	14
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	(1)	(1)	(3)	(5)
Balance at end of period	$156	$661	$173	$990
Credit card
Balance at beginning of period	$173	$559	$–	$732
Originations net of repayments and other derecognitions	4	(12)	–	(8)
Changes in model	–	–	–	–
Net remeasurement (1)	(71)	187	66	182
Transfers (1)
– to 12-month ECL	88	(88)	–	–
– to lifetime ECL performing	(22)	22	–	–
– to lifetime ECL credit-impaired	–	(51)	51	–
Provision for (reversal of) credit losses (2)	(1)	58	117	174
Write-offs	–	–	(147)	(147)
Recoveries	–	–	30	30
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$172	$617	$–	$789
Business and government
Balance at beginning of period	$339	$691	$515	$1,545
Originations net of repayments and other derecognitions	8	(8)	(6)	(6)
Changes in model	(2)	(1)	–	(3)
Net remeasurement (1)	(76)	184	181	289
Transfers (1)
– to 12-month ECL	55	(55)	–	–
– to lifetime ECL performing	(7)	7	–	–
– to lifetime ECL credit-impaired	–	(39)	39	–
Provision for (reversal of) credit losses (2)	(22)	88	214	280
Write-offs	–	–	(80)	(80)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(15)	(15)
Foreign exchange and other	(7)	(15)	(9)	(31)
Balance at end of period	$310	$764	$628	$1,702
Total ECL allowance (3)	$730	$2,205	$1,001	$3,936
Comprises:
Loans	$639	$2,076	$1,000	$3,715
Undrawn credit facilities and other off-balance sheet exposures (4)	91	129	1	221
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)
See Note 5 for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2023, April 30, 2023 and July 31, 2022 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.
(5)	Includes ECL allowances of $63 million recognized immediately after the acquisition of the Canadian Costco credit card portfolio on March 4, 2022 for the nine months ended July 31, 2022.
(6)	Includes the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

CIBC THIRD QUARTER 2023	71

$ millions, as at or for the three months ended	2023 Apr. 30				2022 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$58	$80	$170	$308	$68	$72	$176	$316
Originations net of repayments and other derecognitions	2	(1)	(9)	(8)	5	–	(6)	(1)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	–	47	43	90	(34)	13	11	(10)
Transfers (1)
– to 12-month ECL	19	(18)	(1)	–	19	(17)	(2)	–
– to lifetime ECL performing	(1)	3	(2)	–	(3)	6	(3)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(4)	4	–
Provision for (reversal of) credit losses (2)	20	29	33	82	(13)	(2)	4	(11)
Write-offs	–	–	(6)	(6)	–	–	(17)	(17)
Recoveries	–	–	3	3	–	–	–	–
Interest income on impaired loans	–	–	(3)	(3)	–	–	(3)	(3)
Foreign exchange and other	–	1	(1)	–	–	–	(1)	(1)
Balance at end of period	$78	$110	$196	$384	$55	$70	$159	$284
Personal
Balance at beginning of period	$147	$639	$157	$943	$149	$567	$128	$844
Originations net of repayments and other derecognitions	10	(20)	(10)	(20)	10	(14)	(4)	(8)
Changes in model	–	–	–	–	–	19	–	19
Net remeasurement (1)	(128)	120	89	81	(61)	125	50	114
Transfers (1)
– to 12-month ECL	147	(146)	(1)	–	48	(47)	(1)	–
– to lifetime ECL performing	(10)	15	(5)	–	(9)	13	(4)	–
– to lifetime ECL credit-impaired	–	(20)	20	–	–	(24)	24	–
Provision for (reversal of) credit losses (2)	19	(51)	93	61	(12)	72	65	125
Write-offs	–	–	(101)	(101)	–	–	(80)	(80)
Recoveries	–	–	17	17	–	–	16	16
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	(1)	–	2	1	–	–	–	–
Balance at end of period	$165	$588	$167	$920	$137	$639	$128	$904
Credit card
Balance at beginning of period	$142	$685	$–	$827	$193	$550	$–	$743
Originations net of repayments and other derecognitions	8	(20)	–	(12)	6	(7)	–	(1)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(142)	123	49	30	(156)	212	43	99
Transfers (1)
– to 12-month ECL	171	(171)	–	–	119	(119)	–	–
– to lifetime ECL performing	(6)	6	–	–	(16)	16	–	–
– to lifetime ECL credit-impaired	–	(64)	64	–	–	(33)	33	–
Provision for (reversal of) credit losses (2)	31	(126)	113	18	(47)	69	76	98
Write-offs	–	–	(147)	(147)	–	–	(104)	(104)
Recoveries	–	–	34	34	–	–	28	28
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$173	$559	$–	$732	$146	$619	$–	$765
Business and government
Balance at beginning of period	$303	$579	$411	$1,293	$261	$414	$377	$1,052
Originations net of repayments and other derecognitions	9	(3)	(16)	(10)	7	(2)	(16)	(11)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(35)	170	152	287	(31)	44	29	42
Transfers (1)
– to 12-month ECL	66	(63)	(3)	–	16	(13)	(3)	–
– to lifetime ECL performing	(9)	10	(1)	–	(12)	12	–	–
– to lifetime ECL credit-impaired	–	(8)	8	–	–	(1)	1	–
Provision for (reversal of) credit losses (2)	31	106	140	277	(20)	40	11	31
Write-offs	–	–	(37)	(37)	–	–	(41)	(41)
Recoveries	–	–	8	8	–	–	10	10
Interest income on impaired loans	–	–	(8)	(8)	–	–	(4)	(4)
Foreign exchange and other	5	6	1	12	(2)	–	3	1
Balance at end of period	$339	$691	$515	$1,545	$239	$454	$356	$1,049
Total ECL allowance (3)	$755	$1,948	$878	$3,581	$577	$1,782	$643	$3,002
Comprises:
Loans	$668	$1,852	$877	$3,397	$493	$1,687	$643	$2,823
Undrawn credit facilities and other off-balance sheet exposures (4)	87	96	1	184	84	95	–	179
See previous page for footnote references.

72	CIBC THIRD QUARTER 2023

$ millions, as at or for the nine months ended	2023 Jul. 31				2022 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$57	$69	$167	$293	$59	$63	$158	$280
Originations net of repayments and other derecognitions	9	(3)	(21)	(15)	14	(4)	(17)	(7)
Changes in model	1	–	1	2	(4)	(1)	–	(5)
Net remeasurement (1)	(20)	147	94	221	(73)	67	68	62
Transfers (1)
– to 12-month ECL	61	(60)	(1)	–	65	(60)	(5)	–
– to lifetime ECL performing	(14)	16	(2)	–	(7)	13	(6)	–
– to lifetime ECL credit-impaired	–	(6)	6	–	–	(9)	9	–
Provision for (reversal of) credit losses (2)	37	94	77	208	(5)	6	49	50
Write-offs	–	–	(31)	(31)	–	–	(41)	(41)
Recoveries	–	–	5	5	–	–	1	1
Interest income on impaired loans	–	–	(12)	(12)	–	–	(11)	(11)
Foreign exchange and other	(2)	–	(6)	(8)	1	1	3	5
Balance at end of period	$92	$163	$200	$455	$55	$70	$159	$284
Personal
Balance at beginning of period	$137	$656	$146	$939	$150	$547	$106	$803
Originations net of repayments and other derecognitions	33	(43)	(21)	(31)	27	(37)	(7)	(17)
Changes in model	(1)	–	–	(1)	1	19	–	20
Net remeasurement (1)	(277)	363	260	346	(251)	362	138	249
Transfers (1)
– to 12-month ECL	309	(308)	(1)	–	239	(236)	(3)	–
– to lifetime ECL performing	(43)	48	(5)	–	(29)	41	(12)	–
– to lifetime ECL credit-impaired	–	(53)	53	–	–	(57)	57	–
Provision for (reversal of) credit losses (2)	21	7	286	314	(13)	92	173	252
Write-offs	–	–	(304)	(304)	–	–	(204)	(204)
Recoveries	–	–	52	52	–	–	54	54
Interest income on impaired loans	–	–	(4)	(4)	–	–	(3)	(3)
Foreign exchange and other	(2)	(2)	(3)	(7)	–	–	2	2
Balance at end of period	$156	$661	$173	$990	$137	$639	$128	$904
Credit card
Balance at beginning of period	$159	$709	$–	$868	$136	$517	$–	$653
Originations net of repayments and other derecognitions (5)	13	(59)	–	(46)	71	(27)	–	44
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(388)	534	156	302	(341)	496	109	264
Transfers (1)
– to 12-month ECL	432	(432)	–	–	321	(321)	–	–
– to lifetime ECL performing	(44)	44	–	–	(41)	41	–	–
– to lifetime ECL credit-impaired	–	(179)	179	–	–	(87)	87	–
Provision for (reversal of) credit losses (2)	13	(92)	335	256	10	102	196	308
Write-offs	–	–	(426)	(426)	–	–	(282)	(282)
Recoveries	–	–	91	91	–	–	86	86
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$172	$617	$–	$789	$146	$619	$–	$765
Business and government
Balance at beginning of period	$335	$490	$351	$1,176	$277	$449	$508	$1,234
Originations net of repayments and other derecognitions	24	(14)	(26)	(16)	30	(12)	(31)	(13)
Changes in model	(2)	5	–	3	(13)	2	–	(11)
Net remeasurement (1) (6)	(165)	464	405	704	(130)	71	94	35
Transfers (1)
– to 12-month ECL	156	(153)	(3)	–	89	(82)	(7)	–
– to lifetime ECL performing	(29)	43	(14)	–	(20)	22	(2)	–
– to lifetime ECL credit-impaired	–	(56)	56	–	–	(6)	6	–
Provision for (reversal of) credit losses (2)	(16)	289	418	691	(44)	(5)	60	11
Write-offs	–	–	(128)	(128)	–	–	(237)	(237)
Recoveries	–	–	19	19	–	–	27	27
Interest income on impaired loans	–	–	(27)	(27)	–	–	(11)	(11)
Foreign exchange and other	(9)	(15)	(5)	(29)	6	10	9	25
Balance at end of period	$310	$764	$628	$1,702	$239	$454	$356	$1,049
Total ECL allowance (3)	$730	$2,205	$1,001	$3,936	$577	$1,782	$643	$3,002
Comprises:
Loans	$639	$2,076	$1,000	$3,715	$493	$1,687	$643	$2,823
Undrawn credit facilities and other off-balance sheet exposures (4)	91	129	1	221	84	95	–	179
See previous pages for footnote references.

CIBC THIRD QUARTER 2023	73

Inputs, assumptions and model techniques
Global economic activity is expected to continue to be weak throughout the remainder of 2023 and into 2024, and we continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that higher interest rates, inflation, events in the U.S. banking sector and geopolitical events, will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements as discussed below, continued to be required this quarter. See Note 5 to our consolidated financial statements in our 2022 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at July 31, 2023	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	0.8%	1.9%	2.1%	2.5%	(1.5)%	1.2%
United States	0.7%	1.7%	2.6%	3.1%	(2.1)%	0.9%
Unemployment rate
Canada (2)	5.8%	5.9%	5.4%	5.4%	6.8%	6.8%
United States	4.2%	4.2%	3.2%	3.3%	5.3%	4.9%
Canadian Housing Price Index year-over-year growth (2)	(0.9)%	4.0%	4.1%	6.7%	(8.5)%	0.5%
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	3.3%	5.9%	9.3%	10.8%	(8.8)%	(1.5)%
Canadian household debt service ratio	15.7%	14.9%	15.1%	14.6%	16.6%	15.1%
West Texas Intermediate Oil Price (US$)	$82	$78	$94	$105	$68	$59

	Base case		Upside case		Downside case
As at April 30, 2023	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	0.8%	2.0%	2.1%	2.5%	(1.6)%	1.3%
United States	0.9%	1.8%	2.9%	3.0%	(3.0)%	1.0%
Unemployment rate
Canada (2)	5.7%	5.9%	5.4%	5.5%	6.6%	6.9%
United States	4.2%	4.1%	3.3%	3.3%	5.5%	4.9%
Canadian Housing Price Index year-over-year growth (2)	(9.4)%	3.2%	(0.3)%	6.3%	(16.8)%	(1.2)%
S&P 500 Index year-over-year growth rate	0.1%	5.9%	6.6%	10.4%	(21.0)%	(1.4)%
Canadian household debt service ratio	15.3%	14.6%	14.7%	14.4%	16.3%	14.9%
West Texas Intermediate Oil Price (US$)	$80	$81	$101	$105	$68	$60

	Base case		Upside case		Downside case
As at October 31, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	0.8%	1.5%	3.9%	2.8%	(0.6)%	1.0%
United States	0.7%	1.3%	2.9%	3.0%	(2.1)%	0.4%
Unemployment rate
Canada (2)	5.5%	5.9%	4.9%	5.6%	6.0%	6.8%
United States	4.0%	4.2%	3.3%	3.3%	5.6%	5.1%
Canadian Housing Price Index year-over-year growth (2)	(2.5)%	1.9%	10.1%	6.6%	(13.1)%	(5.2)%
S&P 500 Index year-over-year growth rate	(1.4)%	6.0%	6.3%	12.1%	(13.4)%	(1.3)%
Canadian household debt service ratio	15.5%	15.1%	14.4%	14.5%	15.9%	15.2%
West Texas Intermediate Oil Price (US$)	$92	$81	$119	$107	$76	$56
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

74	CIBC THIRD QUARTER 2023

As required, the forward-looking information used to estimate ECLs reflects our expectations as at July 31, 2023, April 30, 2023 and October 31, 2022, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our underlying base case projection as at July 31, 2023 is characterized by relatively weak real GDP growth in both Canada and the U.S. due to the higher interest rates imposed by central banks in an attempt to ease demand and bring inflation back to target levels, and a modest increase in unemployment rates. Our base case continues to assume that interest rates will stay at elevated levels through the remainder of calendar 2023 and then modestly reduce through to the end of 2024, although remaining at higher than pre-pandemic levels. Compared to the prior quarter, our base case assumes higher levels of interest rates in Canada and the U.S. Significant judgment continued to be inherent in the forecasting of forward-looking information, including our base case assumptions regarding the economic impact of higher levels of interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector during the year, the impact of COVID-19 and the global economic risks emanating from the war in Ukraine.
The downside case forecast assumes a recession and higher unemployment rates in Canada driven by a correction in the housing market, higher interest rates and lower consumer spending. The downside case forecast for the U.S. also assumes a recession from the interest rate hikes that were introduced to combat prolonged high levels of inflation. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic. The upside scenario continues to reflect a better economic environment than the base case forecast, particularly for the U.S.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to combat inflation, the economic impact of the events in the U.S. banking sector during the year, and global economic risks emanating from the war in Ukraine are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, including with respect to the benefit of higher levels of household savings that have accumulated during the pandemic. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $328 million lower than the recognized ECL as at July 31, 2023 (October 31, 2022: $248 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $1,040 million higher than the recognized ECL as at July 31, 2023 (October 31, 2022: $847 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

CIBC THIRD QUARTER 2023	75

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2022 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2023 Jul. 31					2022 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$167,133	$9,316	$–		$176,449	$174,749	$140	$–		$174,889
– Very low	47,441	8,942	–		56,383	53,795	498	–		54,293
– Low	18,121	9,753	–		27,874	24,200	6,816	–		31,016
– Medium	722	6,717	–		7,439	261	4,927	–		5,188
– High	–	1,029	–		1,029	–	906	–		906
– Default	–	–	470		470	–	–	374		374
– Not rated	2,476	211	194		2,881	2,604	214	222		3,040
Gross residential mortgages (3)(4)(5)	235,893	35,968	664		272,525	255,609	13,501	596		269,706
ECL allowance	92	163	200		455	57	69	167		293
Net residential mortgages	235,801	35,805	464		272,070	255,552	13,432	429		269,413
Personal
– Exceptionally low	19,042	2	–		19,044	18,943	1	–		18,944
– Very low	4,390	13	–		4,403	6,119	5	–		6,124
– Low	10,582	4,787	–		15,369	9,117	4,953	–		14,070
– Medium	1,013	3,072	–		4,085	934	3,084	–		4,018
– High	215	1,507	–		1,722	266	1,089	–		1,355
– Default	–	–	205		205	–	–	175		175
– Not rated	667	21	36		724	657	34	52		743
Gross personal (4)(5)	35,909	9,402	241		45,552	36,036	9,166	227		45,429
ECL allowance	126	645	173		944	115	641	146		902
Net personal	35,783	8,757	68		44,608	35,921	8,525	81		44,527
Credit card
– Exceptionally low	3,728	–	–		3,728	3,151	–	–		3,151
– Very low	1,317	–	–		1,317	1,042	–	–		1,042
– Low	7,107	19	–		7,126	6,936	597	–		7,533
– Medium	2,464	2,709	–		5,173	992	2,927	–		3,919
– High	6	684	–		690	–	682	–		682
– Default	–	–	–		–	–	–	–		–
– Not rated	139	6	–		145	145	7	–		152
Gross credit card (5)	14,761	3,418	–		18,179	12,266	4,213	–		16,479
ECL allowance	155	544	–		699	143	641	–		784
Net credit card	14,606	2,874	–		17,480	12,123	3,572	–		15,695
Business and government
– Investment grade	101,558	526	–		102,084	87,184	404	–		87,588
– Non-investment grade	90,970	7,068	–		98,038	101,889	6,457	–		108,346
– Watchlist	73	3,554	–		3,627	66	2,971	–		3,037
– Default	–	–	1,711		1,711	–	–	920		920
– Not rated	199	16	–		215	208	17	–		225
Gross business and government (3)(6)(7)	192,800	11,164	1,711		205,675	189,347	9,849	920		200,116
ECL allowance	266	724	627		1,617	285	458	351		1,094
Net business and government	192,534	10,440	1,084		204,058	189,062	9,391	569		199,022
Total net amount of loans	$478,724	$57,876	$1,616		$538,216	$492,658	$34,920	$1,079		$528,657
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $21 million (October 31, 2022: $24 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $20 million were recognized as at July 31, 2023 (October 31, 2022: $15 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at July 31, 2023 and October 31, 2022. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $13 million (October 31, 2022: $24 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $4 million (October 31, 2022: $4 million) of residential mortgages and $687 million (October 31, 2022: $963 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	The July 31, 2023 amounts include the impact of a change in credit score provider applied in the second quarter of 2023 for our Canadian retail loans.
(6)	Includes customers’ liability under acceptances of $11,325 million (October 31, 2022: $11,574 million).
(7)	The July 31, 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

76	CIBC THIRD QUARTER 2023

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2023 Jul. 31				2022 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$153,087	$7	$–	$153,094	$149,286	$6	$–	$149,292
– Very low	17,885	94	–	17,979	14,461	51	–	14,512
– Low	12,338	1,557	–	13,895	10,844	2,412	–	13,256
– Medium	1,398	1,068	–	2,466	522	1,402	–	1,924
– High	147	745	–	892	155	682	–	837
– Default	–	–	39	39	–	–	39	39
– Not rated	504	7	–	511	484	8	–	492
Gross retail (1)	185,359	3,478	39	188,876	175,752	4,561	39	180,352
ECL allowance	47	89	–	136	38	83	–	121
Net retail	185,312	3,389	39	188,740	175,714	4,478	39	180,231
Business and government
– Investment grade	137,700	287	–	137,987	119,069	121	–	119,190
– Non-investment grade	53,416	2,040	–	55,456	64,446	2,540	–	66,986
– Watch list	20	817	–	837	15	571	–	586
– Default	–	–	159	159	–	–	69	69
– Not rated	519	24	–	543	575	26	–	601
Gross business and government (2)	191,655	3,168	159	194,982	184,105	3,258	69	187,432
ECL allowance	44	40	1	85	50	32	–	82
Net business and government	191,611	3,128	158	194,897	184,055	3,226	69	187,350
Total net undrawn credit facilities and other off–balance sheet exposures	$376,923	$6,517	$197	$383,637	$359,769	$7,704	$108	$367,581
(1)	The July 31, 2023 amounts include the impact of a change in credit score provider applied in the second quarter of 2023 for our Canadian retail loans.
(2)	The July 31, 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.
Note 7.    Deposits
(1)(2)

$ millions, as at							2023 Jul. 31	2022 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$ 13,876		$ 127,641		$ 94,084		$235,601	$232,095
Business and government (7)	97,331		93,869		203,291		394,491	397,188
Bank	13,597		73		8,424		22,094	22,523
Secured borrowings (8)	–		–		52,319		52,319	45,766
	$ 124,804		$ 221,583		$ 358,118		$704,505	$697,572
Comprises:
Held at amortized cost							$670,431	$670,770
Designated at fair value							34,074	26,802
							$704,505	$697,572
Total deposits include (9) :
Non-interest-bearing deposits
Canada							$85,275	$93,801
U.S.							13,413	17,053
Other international							5,880	6,452
Interest-bearing deposits
Canada							473,908	447,409
U.S.							91,372	92,333
Other international							34,657	40,524
							$704,505	$697,572
(1)
Includes deposits of $241.2 billion (October 31, 2022: $243.3 billion) denominated in U.S. dollars and deposits of $55.5 billion (October 31, 2022: $53.1 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $ 1.7 billion (October 31, 2022: $ 3.0 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $54.4 billion (October 31, 2022: $
55.1
billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $13.2 billion (October 31, 2022: $
10.6
billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

CIBC THIRD QUARTER 2023	77

Note 8.    Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033. The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033.
On April 4, 2023, we redeemed $1.5 billion principal amount of 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
On April 20, 2023, we issued $750 million principal amount of 5.35% Debentures due April 20, 2033. The Debentures bear interest at a fixed rate of 5.35% per annum (paid semi-annually) until April 20, 2028, and at Daily Compounded CORRA plus 2.23% per annum (paid quarterly) thereafter until maturity on April 20, 2033.
Note 9.    Share capital
Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares		2023 Jul. 31	2023 Apr. 30		2022 Jul. 31			2023 Jul. 31		2022 Jul. 31
	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount
Balance at beginning of period	917,769,363	$15,389	911,628,796	$15,046	903,154,932	$14,545	906,040,097	$14,726	901,655,952	$14,351
Issuance pursuant to:
Equity-settled share-based compensation plans (2)	340,410	17	61,493	3	203,657	11	533,234	26	1,510,875	82
Shareholder investment plan (3)	5,197,202	294	5,337,388	296	635,977	40	15,281,015	862	1,603,223	113
Employee share purchase plan	805,620	46	708,052	42	661,554	44	2,254,186	132	1,709,684	125
	924,112,595	$15,746	917,735,729	$15,387	904,656,120	$14,640	924,108,532	$15,746	906,479,734	$14,671
Purchase of common shares for cancellation	–	–	–	–	–	–	–	–	(1,800,000)	(29)
Treasury shares	(78,660)	(4)	33,634	2	35,053	3	(74,597)	(4)	11,439	1
Balance at end of period	924,033,935	$15,742	917,769,363	$15,389	904,691,173	$14,643	924,033,935	$15,742	904,691,173	$14,643
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(2)	Includes the settlement of contingent consideration related to prior acquisitions.
(3)
Commencing with the dividends paid on January 27, 2023, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury.

Normal course issuer bid
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares (on a post share basis) at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Preferred shares and other equity instruments
Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board of Directors, effective for the five-year period commencing January 31, 2023.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
(1)
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2023 Jul. 31	2022 Oct. 31
Common Equity Tier 1 (CET1) capital		$38,731	$37,005
Tier 1 capital	A	43,673	41,946
Total capital		50,411	48,263
Total risk-weighted assets (RWA)	B	317,773	315,634
CET1 ratio		12.2%	11.7%
Tier 1 capital ratio		13.7%	13.3%
Total capital ratio		15.9%	15.3%
Leverage ratio exposure (2)	C	$1,039,329	$961,791
Leverage ratio (2)	A/C	4.2%	4.4%
TLAC available	D	$96,037	$95,136
TLAC ratio	D/B	30.2%	30.1%
TLAC leverage ratio (2)	D/C	9.2%	9.9%
(1)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable, beginning in the first quarter of 2023. The July 31, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023.

(2)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

78	CIBC THIRD QUARTER 2023

Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.0%, which was increased from 2.5% effective February 1, 2023. The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios are 11.0%, 12.5%, and 14.5%, respectively. On June 20, 2023, OSFI further announced an increase to the DSB from
3.0%
to

3.5
%
, effective November 1, 2023.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5
%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.0% as noted above), and a minimum TLAC leverage ratio of 7.25%. These targets may be higher for certain institutions at OSFI’s discretion.
During the quarter ended July 31, 2023, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.
Note 10.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$53	$53	$66	$2	$1	$1	$159	$198	$4	$5
Past service cost	–	–	–	–	–	–	–	–	–	(8)
Net interest (income) expense	(19)	(20)	(14)	5	6	5	(60)	(43)	17	14
Interest expense on effect of asset ceiling	1	–	–	–	–	–	1	–	–	–
Plan administration costs	1	2	2	–	–	–	5	6	–	–
Net defined benefit plan expense (income) recognized in net income	$36	$35	$54	$7	$7	$6	$105	$161	$21	$11
Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Defined contribution pension plans	$12	$13	$11	$44	$38
Government pension plans (1)	50	51	43	149	129
Total defined contribution plan expense	$62	$64	$54	$193	$167
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the nine months ended
$ millions	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$231	$(67)	$(123)	$14	$(3)	$(6)	$(284)	$1,332	$(12)	$74
Net actuarial gains (losses) on plan assets	(220)	(9)	84	–	–	–	113	(869)	–	–
Changes in asset ceiling excluding interest income	–	–	1	–	–	–	(1)	–	–	–
Net remeasurement gains (losses) recognized in OCI	$11	$(76)	$(38)	$14	$(3)	$(6)	$(172)	$463	$(12)	$74
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

CIBC THIRD QUARTER 2023	79

Note 11.    Income taxes
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2018 taxation years for approximately $1,772 million of additional income taxes related to the denial of deductions of certain dividends on bases including that the dividends were part of a “dividend rental arrangement”. The reassessments for additional income taxes in respect of the 2018 taxation year are approximately $170 million. Subsequent taxation years may also be similarly reassessed. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In May 2023, CIBC lost its appeal at the Federal Court of Appeal from a Tax Court of Canada decision which denied our claim of a foreign exchange capital loss. The impact of the Federal Court of Appeal decision was reflected last quarter in our interim consolidated financial statements, as were offsets from other adjustments. Both the Tax Court of Canada and the Federal Court of Appeal had previously heard a similar case on point and allowed the foreign exchange capital loss in question. In August 2023, CIBC filed a leave to appeal application with the Supreme Court of Canada. As previously disclosed, CIBC has potential exposure of approximately $
100 million
in respect of other similar matters.
In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Note 12.    Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2023 Jul. 31	2023 Apr. 30	2022 Jul. 31	2023 Jul. 31	2022 Jul. 31
Basic earnings per share (1)
Net income attributable to equity shareholders	$1,420	$1,677	$1,660	$3,520	$5,042
Less: Preferred share dividends and distributions on other equity instruments	66	67	46	205	134
Net income attributable to common shareholders	$1,354	$1,610	$1,614	$3,315	$4,908
Weighted-average common shares outstanding (thousands)	918,551	912,297	903,742	912,542	902,703
Basic earnings per share	$1.47	$1.77	$1.79	$3.63	$5.44
Diluted earnings per share (1)
Net income attributable to common shareholders	$1,354	$1,610	$1,614	$3,315	$4,908
Weighted-average common shares outstanding (thousands)	918,551	912,297	903,742	912,542	902,703
Add: Stock options potentially exercisable (2) (thousands)	368	665	1,590	594	2,429
Add: Equity-settled consideration (thousands)	144	257	286	215	315
Weighted-average diluted common shares outstanding (thousands)	919,063	913,219	905,618	913,351	905,447
Diluted earnings per share	$1.47	$1.76	$1.78	$3.63	$5.42
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(2)
Excludes average options outstanding of 6,824,114 (April 30, 2023: 6,839,822; July 31, 2022: 2,397,160) with a weighted-average exercise price of $63.24 (April 30, 2023: $63.23; July 31, 2022: $70.05) for the quarter ended July 31, 2023 and average options outstanding of 6,472,004 (July 31, 2022: nil) with a weighted-average price of $63.45 (July 31, 2022: nil) for the nine months ended July 31, 2023, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 22 to the consolidated financial statements included in our 2022 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

80	CIBC THIRD QUARTER 2023

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.5 billion as at July 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at July 31, 2023, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2022 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2022 annual consolidated financial statements:
•
Cerberus Capital Management L.P. v. CIBC:
The trial decision was released on December 1, 2022 finding CIBC liable. A damages hearing proceeded on December 19, 2022. In January 2023, the court set damages in the amount of US$491 million plus pre-judgment interest. Following the court’s decision, we recognized a provision of US$855 million ($1,169 million pre-tax or $844 million after-tax) in other non-interest expense, representing the award of damages and accrued pre-judgment interest thereon for the period ended January 31, 2023. On February 6, 2023, the court entered the final judgment in the amount of US$856 million including pre-judgment interest as of February 6, 2023. Post-judgment interest would have accrued on the amount of the final judgment. In February 2023, the parties settled this matter. Pursuant to the settlement, CIBC paid US$770 million to Cerberus in full satisfaction of the judgment. The US$85 million ($114 million pre-tax or $82 million after-tax) difference between the amount recorded in the first quarter of 2023 and the settlement amount was recognized in other non-interest expense in the second quarter of 2023. This matter is now closed.

•	Fresco v. Canadian Imperial Bank of Commerce : In March 2023, the settlement was approved in Ontario. In May 2023, the settlement was approved in Quebec. This matter is now closed.
•
Mortgage prepayment class actions
: The settlement approval hearing in
Haroch
was heard in February 2023. The court reserved its decision. In March 2023, the settlement in
Haroch
was approved. This matter is now closed.

•
Pope v. CIBC and CIBC Trust
: In January 2023, the plaintiffs delivered a draft amended Statement of Claim. The motion to rule on the plaintiffs’ proposed amendments to the Statement of Claim scheduled for July 2023 has been adjourned.

•	The Registered Retirement Savings Plan (RRSP) of J.T.G v. His Majesty The King : The appeal was heard in May 2023. The court reserved its decision.
•
Order Execution Only class actions
: In January 2023, the court released its decision dismissing the motion for certification as a class action in
Frayce
. The plaintiffs are appealing the certification decision. The plaintiffs’ appeal of the certification decision in Frayce is scheduled for December 2023. In August 2023, the
Ciardullo
,
Ciardullo and Aggarwal
, and
Woodard
actions were temporarily stayed pending a decision on liability in the
Pozgaj
action. The certification motion in
Pozgaj
is scheduled for October 2023.

•	Chalmers and Campbell v. CIBC : The motion for certification is scheduled for November 2023.
Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2022 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2022 annual consolidated financial state
m
ents.
Note 14.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the nine months ended
$ millions	2023 Jul. 31		2023 Apr. 30		2022 Jul. 31		2023 Jul. 31		2022 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$10,322	$8,006	$9,440	$7,148	$4,956	$2,348	$28,810	$21,890	$11,971	$4,054
Debt securities measured at FVOCI (1)	697	n/a	659	n/a	229	n/a	1,955	n/a	432	n/a
Other (3)	600	377	584	348	615	216	1,797	1,044	1,584	477
Total	$11,619	$8,383	$10,683	$7,496	$5,800	$2,564	$32,562	$22,934	$13,987	$4,531
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC THIRD QUARTER 2023	81

Note 15.    Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2023	Net interest income (loss) (1)	$1,898	$443	$477	$461	$(43)	$3,236
Jul. 31	Non-interest income (2)	514	907	189	894	110	2,614
	Total revenue (1)	2,412	1,350	666	1,355	67	5,850
	Provision for credit losses	423	40	255	6	12	736
	Amortization and impairment (3)	58	–	26	2	188	274
	Other non-interest expenses	1,245	674	319	671	124	3,033
	Income (loss) before income taxes	686	636	66	676	(257)	1,807
	Income taxes (1)	189	169	(7)	182	(156)	377
	Net income (loss)	$497	$467	$73	$494	$(101)	$1,430
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	497	467	73	494	(111)	1,420
	Average assets (4)(5)	$320,832	$91,995	$60,637	$283,129	$187,047	$943,640
2023	Net interest income (loss) (1)	$1,732	$453	$460	$562	$(20)	$3,187
Apr. 30	Non-interest income (2)	548	883	188	800	96	2,515
	Total revenue (1)	2,280	1,336	648	1,362	76	5,702
	Provision for credit losses	123	46	248	19	2	438
	Amortization and impairment (3)	61	–	31	1	189	282
	Other non-interest expenses	1,213	673	323	663	(14)	2,858
	Income (loss) before income taxes	883	617	46	679	(101)	2,124
	Income taxes (1)	246	165	(9)	182	(148)	436
	Net income	$637	$452	$55	$497	$47	$1,688
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$11	$11
	Equity shareholders	637	452	55	497	36	1,677
	Average assets (4)(5)	$317,531	$91,708	$61,440	$273,196	$188,900	$932,775
2022	Net interest income (loss) (1)	$1,767	$442	$415	$662	$(50)	$3,236
Jul. 31	Non-interest income (2)	554	896	189	537	159	2,335
	Total revenue (1)	2,321	1,338	604	1,199	109	5,571
	Provision for (reversal of) credit losses	200	10	35	(9)	7	243
	Amortization and impairment (3)	59	1	29	1	170	260
	Other non-interest expenses	1,254	669	305	592	103	2,923
	Income (loss) before income taxes	808	658	235	615	(171)	2,145
	Income taxes (1)	213	174	42	168	(118)	479
	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	595	484	193	447	(59)	1,660
	Average assets (4)(5)	$310,716	$87,216	$54,528	$280,592	$166,911	$899,963
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $66 million for the three months ended July 31, 2023 (April 30, 2023: $64 million; July 31, 2022: $48 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

82	CIBC THIRD QUARTER 2023

$ millions, for the nine months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2023	Net interest income ( loss) (1)	$5,339	$1,360	$1,413	$1,558	$(42)	$9,628
Jul. 31	Non-interest income (2)	1,613	2,677	607	2,640	314	7,851
	Total revenue (1)	6,952	4,037	2,020	4,198	272	17,479
	Provision for credit losses	704	132	601	15	17	1,469
	Amortization and impairment (3)	178	1	87	5	562	833
	Other non-interest expenses	3,689	2,011	992	1,982	1,402	10,076
	Income (loss) before income taxes	2,381	1,893	340	2,196	(1,709)	5,101
	Income taxes (1)	658	505	11	593	(216)	1,551
	Net income (loss)	$1,723	$1,388	$329	$1,603	$(1,493)	$3,550
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$30	$30
	Equity shareholders	1,723	1,388	329	1,603	(1,523)	3,520
	Average assets (4)(5)	$318,781	$91,198	$60,489	$284,418	$188,421	$943,307
2022	Net interest income (loss) (1)	$4,937	$1,220	$1,189	$2,214	$(104)	$9,456
Jul. 31	Non-interest income (2)	1,710	2,718	615	1,605	341	6,989
	Total revenue (1)	6,647	3,938	1,804	3,819	237	16,445
	Provision for (reversal of) credit losses	571	2	118	(61)	(9)	621
	Amortization and impairment (3)	167	2	84	4	512	769
	Other non-interest expenses	3,495	1,996	888	1,777	395	8,551
	Income (loss) before income taxes	2,414	1,938	714	2,099	(661)	6,504
	Income taxes (1)	636	512	115	569	(386)	1,446
	Net income (loss)	$1,778	$1,426	$599	$1,530	$(275)	$5,058
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$16	$16
	Equity shareholders	1,778	1,426	599	1,530	(291)	5,042
	Average assets (4)(5)	$301,508	$83,016	$52,264	$280,372	$167,006	$884,166
(1)
Capital Markets net interest income and income taxes includes a TEB adjustment of $192 million for the nine months ended July 31, 2023 (July 31, 2022: $160 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC THIRD QUARTER 2023	83

TO REACH US:
Corporate Secretary
: Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 31, 2023 at 8:00 a.m. (ET). The call will be available in English
(416-406-0743,
or toll-free
1-800-898-3989,
passcode 6992806#) and French
(514-392-1587,
or toll-free
1-877-395-0279,
passcode 6514906#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 14, 2023. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 4645396#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 7957917#.
Audio Webcast
: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 31, 2023 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2024.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt
: Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 1/23	$56.40

Jun. 1/23	$56.66

Jul. 4/23	$56.11

Jul. 28/23		$56.61

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com